UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

VIDLER WATER RESOURCES, INC.

(Name of Subject Company)

VIDLER WATER RESOURCES, INC.

(Names of Persons Filing Statement)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

92660E107

(CUSIP Number of Class of Securities)

Maxim C.W. Webb

Executive Chairman, Chief Financial Officer

3480 GS Richards Blvd

Suite 101

Carson City, NV 89703

(775) 885-5000

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Nolan S. Taylor

David F. Marx

Dorsey & Whitney LLP

111 South Main Street

Suite 2100

Salt Lake City, UT 84111-2176

(801) 933-7360

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

ANNEX A. Opinion of Duff & Phelps Opinions Practice, Kroll LLC

ANNEX B. Section 262 of the General Corporation Law of the State of Delaware; Appraisal Rights

i

Item 1. Subject Company Information.

Name and Address.

The name of the subject company is Vidler Water Resources, Inc., a Delaware corporation (the “Company”). The address of the Company’s principal executive office is 3480 GS Richards Blvd, Suite 101, Carson City, NV 89703. The telephone number of the Company’s principal executive office is (775) 885-5000.

Securities.

The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (including the documents annexed hereto or incorporated herein, this “Schedule 14D-9”) relates is the Company’s common stock, par value $0.001 per share (each, a “Share”, and collectively, the “Shares”). As of April  12, 2022, there were 18,299,879 Shares issued and outstanding.

Item 2. Identity and Background of Filing Person.

Name and Address.

The name, business address, and business telephone number of the Company, which is both the person filing this Schedule 14D-9 and the subject company, are set forth in Item 1 above and incorporated herein by reference.

Tender Offer.

This Schedule 14D-9 relates to the tender offer (the “Offer”) by D.R. Horton, Inc., a Delaware corporation (“Parent”) and Potable Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary of Parent (“Merger Sub”) to acquire all of the issued and outstanding Shares at a price per Share of $15.75, in cash, net to the holder thereof, without interest thereon and less any applicable tax withholding (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 27, 2022 (as it may be amended or supplemented from time to time, the “Offer to Purchase”) and the related form of Letter of Transmittal (as may be amended or supplemented from time to time, the “Letter of Transmittal”), pursuant to the Agreement and Plan of Merger, dated as of April 13, 2022, among the Company, Parent, and Merger Sub (as it may be amended from time to time, the “Merger Agreement”).

A more complete description of the Merger Agreement can be found in Section 13 of the Offer to Purchase. A copy of the Merger Agreement is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated in this Schedule 14D-9 by reference. The Offer is described in a Tender Offer Statement on Schedule TO (as it may be amended or supplemented from time to time, the “Schedule TO”) filed by Parent and Merger Sub with the Securities and Exchange Commission (the “SEC”) on April 27, 2022. The Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) to this Schedule 14D-9, respectively, and are incorporated in this Schedule 14D-9 by reference.

The Offer will expire at one minute after 11:59 p.m. (12:00 midnight), New York City Time, on May 24, 2022, the twentieth (20th) business day (calculated as set forth in Rule 14d-1(g)(3) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) following (and including the day of) the commencement of the Offer, unless extended.

The Offer is being made pursuant to the Merger Agreement. The consummation of the Offer is conditioned upon, among other things, the satisfaction or waiver by Parent of the following conditions (provided that the Minimum Tender Condition (as defined below) and the condition that the Merger Agreement has not been terminated in accordance with its terms each may not be waived without the Company’s prior written consent): (a) there being validly tendered by the Company stockholders and not validly withdrawn prior to the expiration of the Offer, a number of Shares that, when added to the Shares already owned by Parent and its Affiliates, would represent at least a majority of all Shares outstanding as of the consummation of the Offer (as calculated in accordance with the Merger Agreement) (the “Minimum Tender Condition”), (b) the absence of legal restraints on the consummation of the Offer or the Merger, (c) any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder (the “HSR Act”), applicable to the purchase of Shares pursuant to the Offer having expired or been terminated, (d) the accuracy of the representations and warranties of the Company contained in the Merger Agreement, subject to customary exceptions, (e) the Company’s performance or compliance in all material respects with its agreements, obligations and covenants contained in the Merger Agreement, (f) the absence of any state of facts, change, condition, occurrence, effect, event, circumstance or development that has had or would reasonably be expected to have a material adverse effect on the Company, (g) the Merger Agreement has not been terminated pursuant to its terms, and (h) Parent’s receipt of a certificate signed on behalf of the Company by its chief executive officer or chief financial officer, certifying that certain conditions are satisfied as of immediately prior to the Effective Time, as well as other customary conditions set forth in Annex I to the Merger Agreement.

The Merger Agreement provides that, among other things, subject to the satisfaction or waiver of certain conditions, following completion of the Offer, and in accordance with Section 251(h) of the DGCL, Merger Sub will be merged with and into the Company (the “Merger”). Following the consummation of the Merger, the Company will continue as the surviving corporation (the “Surviving Corporation”) and will be a wholly-owned subsidiary of Parent. Because the Merger will be governed by Section 251(h) of the DGCL, no stockholder vote will be required to consummate the Merger. At the effective time of the Merger (the “Effective Time”), each outstanding Share (other than (1) Shares owned by Parent, Merger Sub or the Company or any direct or indirect wholly-owned subsidiary of Parent or the Company, including all Shares held by the Company as treasury stock, or (2) Shares that are held by any stockholder who is entitled to demand, and properly demands, appraisal pursuant to, and who complies in all respects with the provisions of, Section 262 of the DGCL with respect to such Shares) will be converted into the right to receive the Offer Price from Merger Sub (or any such higher price per Share as may be paid in the Offer, the “Merger Consideration”). The Offer, the Merger and the other transactions contemplated by the Merger Agreement are collectively referred to herein as the “Transactions.” The Merger Agreement has been filed herewith as Exhibit (e)(1) and is incorporated herein by reference. The Merger Agreement is summarized in Section 13 of the Offer to Purchase.

The foregoing summary and description of the Offer, the Merger, the Transactions, and the Merger Agreement is qualified in its entirety by the more detailed description and explanation contained in the Offer to Purchase and accompanying Letter of Transmittal and the Merger Agreement, which are each incorporated herein by reference.

Parent formed Merger Sub in connection with the Merger Agreement, the Offer, and the Merger. The Schedule TO states that the principal executive offices of Parent and Merger Sub are located at 1341 Horton Circle, Arlington, Texas 76011.

For the reasons described below, the Company’s Board of Directors (the “Board”) recommends that the stockholders of the Company accept the Offer and tender their Shares to Merger Sub pursuant to the Offer.

If the number of Shares tendered in the Offer is insufficient to cause the Minimum Tender Condition to be satisfied upon expiration of the Offer (taking into account any extensions thereof), then (i) neither the Offer nor the Merger will be consummated and (ii) the Company’s stockholders will not receive the Offer Price or the Merger Consideration pursuant to the Offer or the Merger, as applicable.

The information relating to the Offer, including the Offer to Purchase, the Letter of Transmittal and related documents, and this Schedule 14D-9, can be obtained without charge from the SEC’s website at www.sec.gov.

Item 3. Past Contacts, Transaction, Negotiations and Agreements.

Except as set forth in this Schedule 14D-9, as of the date hereof, to the knowledge of the Company, there are no material agreements, arrangements or understanding, or any actual or potential conflicts of interest between the

Company or its affiliates, on the one hand, and (i) its executive officers, directors or affiliates or (ii) Parent, Merger Sub or their respective executive officers, directors or affiliates, on the other hand.

Arrangements with Current Executive Officers, Directors, and Affiliates of the Company.

The following is a discussion of all material agreements, arrangements, understandings and any actual or potential conflicts of interest between the Company and its affiliates that relate to the Offer and the Merger.

Interests of Certain Persons.

Certain members of Company’s management (“Company Management”) and the Board may be deemed to have certain interests in the Offer and Merger that are different from or in addition to the interests of the Company’s stockholders generally. The Board was aware of these interests and considered that such interests may be different from or in addition to the interests of the Company’s stockholders generally, among other matters, in determining to approve the Offer and Merger.

Treatment of Shares, Performance-Based Options, and Restricted Stock Units in Connection with the Offer and Merger.

Treatment of Shares.

If the directors and executive officers of the Company who own Shares tender their Shares for purchase pursuant to the Offer, they will receive the same cash consideration for their Shares on the same terms and conditions as the other stockholders of the Company, as described above. If the Merger is consummated, any Shares held of record or beneficially owned by a director or executive officer of the Company that are not tendered in the Offer will be converted into the right to receive the Merger Consideration at the Effective Time.

The approximate value of the cash payments that each director and executive officer of the Company would receive in exchange for his or her Shares in the Offer if he or she were to tender such Shares is set forth in the table below. This information is based on the number of Shares directly or indirectly held by the Company’s directors and executive officers as of April 27, 2022 and the Offer Price of $15.75 per Share.

Name of Executive Officer or Director	Number of Shares	Cash Consideration for Shares ($)
Directors
Maxim C.W. Webb (1)	N/A	N/A
Dorothy A. Timian-Palmer (2)	N/A	N/A
Eric H. Speron (3)	871,264	$13,722,408.00
Gregory E. Bylinsky (4)	1,049,432	$16,528,554.00
Nicole L. Weymouth	—	—
Executive Officers
Maxim C.W. Webb	85,132	$1,340,829.00
Dorothy A. Timian-Palmer	13,467	$212,105.25

(1)	All Shares held and the cash consideration to be received by Mr. Webb appear under the heading “Executive Officers.”
(2)	All Shares held and the cash consideration to be received by Ms. Timian-Palmer appear under the heading “Executive Officers.”
(3)

Consists of (1) 20,900 shares held in a personal IRA account, (2) 52,205 shares held directly, (3) 190 shares held by Mr. Speron’s spouse in a personal IRA, and (4) 797,969 shares held by First Foundation Advisors. Mr. Speron is the Managing Director of Equities of First Foundation Advisors and has voting and dispositive control over such shares held by First Foundation Advisors. Mr. Speron disclaims beneficial ownership of the shares held by First Foundation Advisors, except to the extent of his pecuniary interest therein.

(4)

Consists of 1,049,432 shares held by Bandera Master Fund LP. Bandera Partners LLC, of which Mr. Bylinsky is a managing partner, managing director, and portfolio manager, is the investment manager of Bandera Master Fund LP, which has delegated to Bandera Partners LLC the sole and exclusive authority to vote and dispose of the securities held by Bandera Master Fund LP. Mr. Bylinsky disclaims beneficial ownership of the shares held by Bandera Master Fund LP, except to the extent of his pecuniary interest therein.

Treatment of Company Performance-Based Options.

Each outstanding option to acquire Shares granted under the Company’s Amended and Restated Executive Bonus Plan, Amended and Restated Nonemployee Director Compensation Policy, or 2014 Equity Plan (collectively, the “Company Stock Plans”) or otherwise is subject to performance-based vesting conditions (each, a “Company PBO”). Each Company PBO that is outstanding and exercisable immediately prior to the Effective Time shall be, by virtue of the Merger and without any action on the part of the holder thereof, cancelled and converted into the right to receive from Parent and Surviving Corporation, an amount of cash, without interest, equal to the product of: (a) the aggregate number of Shares subject to such Company PBO immediately prior to the Effective Time, multiplied by (b) the excess, if any, of the Merger Consideration over the per share exercise price under such Company PBO, less any taxes required to be withheld. If the per share exercise price under any Company PBO is equal to or greater than the Merger Consideration or if any Company PBO is not exercisable immediately prior to the Effective Time, such Company PBO shall be cancelled as of the Effective Time without payment and shall have no further force or effect.

The approximate value of the cash payments that each director and executive officer of the Company will receive in connection with the consummation of the Merger as a result of the cancellation of his or her Company PBOs (assuming that each such director and executive officer does not otherwise exercise any outstanding and vested stock options between April 27, 2022 and the Effective Time) is set forth in the table below. This information is based on the number of Company PBOs held by the Company’s directors and executive officers as of April 27, 2022 and the Offer Price of $15.75 per Share.

Name of Executive Officer or Director	Number of Shares Subject to Outstanding Company PBOs	Number of Shares Subject to Exercisable Company PBOs	Total Cash Consideration for Company PBOs in the Merger ($)
Directors
Maxim C.W. Webb (1)	N/A	N/A	N/A
Dorothy A. Timian-Palmer (2)	N/A	N/A	N/A
Eric H. Speron	—	—	—
Gregory E. Bylinsky	—	—	—
Nicole L. Weymouth	—	—	—
Executive Officers
Maxim C.W. Webb (3)	95,238	—	—
Dorothy A. Timian-Palmer	—	—	—

(1)	All Shares held and the cash consideration to be received by Mr. Webb appear under the heading “Executive Officers.”
(2)	All Shares held and the cash consideration to be received by Ms. Timian-Palmer appear under the heading “Executive Officers.”
(3)

The Company PBOs held by Mr. Webb will not be exercisable unless and until the 30-trading-day average closing sales price of the Shares equals or exceeds approximately $18.14. As of April 27, 2022, this condition had not been met.

Treatment of Company RSUs.

Each restricted stock unit granted under the Company Stock Plans or otherwise (each, a “Company RSU”) and that is outstanding immediately prior to the Effective Time will vest in full and become free of restrictions and will be cancelled and converted automatically into the right to receive from Parent and the Surviving Corporation an amount in cash, without interest, equal to the Merger Consideration less any taxes required to be withheld.

The approximate value of the cash payments that each director and executive officer of the Company will receive in connection with the consummation of the Merger as a result of the cancellation of his or her outstanding Company RSUs is set forth in the table below. This information is based on the number of Company RSUs held by the Company’s directors and executive officers as of April 27, 2022, and the Offer Price of $15.75 per Share.

Name of Executive Officer or Director	Number of Shares Subject to Company RSUs	Cash Consideration for Company RSUs ($)
Directors
Maxim C.W. Webb (1)	N/A	N/A
Dorothy A. Timian-Palmer (2)	N/A	N/A
Eric H. Speron	—	—
Gregory E. Bylinsky	27,478	$432,778.50
Nicole L. Weymouth	20,098	$316,543.50
Executive Officers
Maxim C.W. Webb	40,875	$643,781.25
Dorothy A. Timian-Palmer	49,960	$786,870.00

(1)	All Shares held and the cash consideration to be received by Mr. Webb appear under the heading “Executive Officers.”
(2)	All Shares held and the cash consideration to be received by Ms. Timian-Palmer appear under the heading “Executive Officers.”

The following table sets forth the approximate value of payments that each director and executive officer of the Company is entitled to receive in connection with the consummation of the Merger as a result of the Shares, Company PBOs and Company RSUs held by such director and executive officer as of April 27, 2022. Amounts are presented before any applicable withholding taxes.

Name of Executive Officer or Director	Cash Consideration for Shares ($)	Cash Consideration for PBOs ($)	Cash Consideration for RSUs ($)	Total Cash Consideration in connection with the Offer and the Merger ($)
Directors
Maxim C.W. Webb (1)	N/A	N/A	N/A	N/A
Dorothy A. Timian-Palmer (2)	N/A	N/A	N/A	N/A
Eric H. Speron	$13,722,408.00	—	—	$13,722,408.00
Gregory E. Bylinsky	$16,528,554.00	—	$432,778.50	$16,961,332.50
Nicole L. Weymouth	—	—	$316,543.50	$316,543.50
Executive Officers
Maxim C.W. Webb	$1,340,829.00	—	$643,781.25	$1,984,610.25
Dorothy A. Timian-Palmer	$212,105.25	—	$786,870.00	$998,975.25

(1)	All Shares held and the cash consideration to be received by Mr. Webb appear under the heading “Executive Officers.”
(2)	All Shares held and the cash consideration to be received by Ms. Timian-Palmer appear under the heading “Executive Officers.”

Executive Bonus Plan.

The Company’s Amended and Restated Executive Bonus Plan (the “Executive Bonus Plan”) provides target bonus opportunities for Maxim C.W. Webb and Dorothy A. Timian-Palmer based on the achievement of stated Company and individual performance goals. Bonus payments relating to 2021 performance goals were paid in March 2022, in the amounts set forth below.

Name of Executive Officer	2021 Bonus Payment (1)
Maxim C.W. Webb	$489,386
Dorothy A. Timian-Palmer	$598,138

(1)

(1) The 2021 bonus payment was composed of and paid out in 50% cash and 50% Company RSUs. The Company RSUs issuable under the 2021 bonus payment were issued on March 23, 2022, and will be subject to the treatment described in “Treatment of Company RSUs”.

Payments to Executive Officers upon Termination Following a Change in Control.

The Company has entered into an employment agreement with each of Maxim C.W. Webb and Dorothy A. Timian-Palmer (the “Executive Employment Agreements”). The Executive Employment Agreements provide for severance in the event of termination without “cause” or resignation for “good reason”, each as defined in the Executive Employment Agreements. Upon termination without cause or resignation for good cause, Ms. Timian-Palmer is entitled to receive (i) a lump-sum payment equal to her then-current base salary for a period equal to 36 months, (ii) a bonus, if any, pursuant to the Executive Bonus Plan, in an amount determined by the Company’s Compensation Committee, (iii) payment of the cost of COBRA coverage for such individual and her dependents through the earlier of a period of one year or the date such individual becomes eligible for health coverage from another employer and (iv) full vesting of all outstanding equity awards. Upon termination without cause or resignation for good cause, Mr. Webb is entitled to receive (i) a lump sum payment equal to 24 months of his base salary as in effect immediately prior to August 6, 2018, (ii) a bonus, if any, pursuant to the Executive Bonus Plan, in an amount determined by the Company’s Compensation Committee, (iii) a payment of the cost of COBRA coverage for such individual and his dependents through the earlier of a period of one year or the date such individual becomes eligible for health coverage from another employer and (iv) full vesting of all outstanding equity awards.

Indemnification of Executive Officers and Directors.

Under Section 145 of the DGCL, the Company has the power to indemnify its directors and officers against liabilities they may incur in such capacities.

As permitted by the DGCL, the Company’s certificate of incorporation, as amended by the certificate of amendment, includes a provision that eliminates the personal liability of its directors to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability: (1) for any breach of the director’s duty of loyalty to the Company or its stockholders; (2) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of the law; (3) under Section 174 of the DGCL (regarding unlawful dividends and stock purchase or redemption); or (4) for any transaction from which the director derived an improper personal benefit.

As permitted by the DGCL, the Company’s amended and restated bylaws provide that: (1) the Company is required to indemnify its directors and officers to the fullest extent permitted by the DGCL, subject to certain limited exceptions; (2) the Company is required to pay or reimburse the reasonable expenses incurred in defending any proceeding in advance of its final disposition under certain circumstances; and (3) the rights conferred in the Company’s bylaws are not exclusive.

The Company has entered into indemnity agreements with its directors and certain officers to give such directors and officers additional contractual assurances regarding the scope of the indemnification set forth in its certificate of incorporation and bylaws and to provide additional procedural protections. The indemnification agreements entered into by the Company generally require it to indemnify these individuals to the fullest extent permitted under the DGCL against liabilities that may arise by reason of their service to the Company or its subsidiaries, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified under such agreement.

The Company has also obtained customary directors’ and officers’ liability insurance.

The Merger Agreement provides that the Surviving Corporation will assume all obligations of the Company and its subsidiaries relating to rights to indemnification, advancement of expenses, and exculpation by the Company now existing in favor of all past and present directors and officers of the Company or subsidiary of the Company (collectively, the “Covered Persons”) as provided in the Company’s charter and bylaws, or pursuant to any other contract disclosed to Parent, and that such arrangements and agreements shall survive the Merger and remain in full force and effect in accordance with their terms.

In addition, the Merger Agreement provides that for a period of six (6) years from the Effective Time, the certificate of incorporation and bylaws of the Surviving Corporation will maintain in effect the exculpation, indemnification, and advancement of expenses equivalent to such provisions contained in the Company’s charter and bylaws effective immediately prior to the Effective Time with respect to acts or omissions by any Covered Person occurring prior the Effective Time. The Surviving Corporation will not amend, repeal, or otherwise modify any such provisions in any manner that would adversely affect the rights of any Covered Person thereunder.

Further, the Merger Agreement provides that the Surviving Corporation will, and Parent will cause the Surviving Corporation to, as of the Effective Time, obtain “tail” insurance policies with a claims period of six years from the Effective Time that provides coverage for events occurring before or at the Effective Time (the “D&O Insurance”) with the same coverage and amounts, and terms and conditions that are not less advantageous, as those in place at the Company immediately prior to the Effective Time. The Surviving Corporation will not be required to pay an annual premium for the D&O Insurance in excess of three hundred percent (300%) of the last annual premium paid by the Company, but in such case the Surviving Corporation will purchase the greatest coverage available for such amount.

Employment Agreements and Retention Arrangements Through and Following the Merger.

By their terms, the Company’s existing employment agreements with its executive officers will continue in place with the Surviving Corporation after the effective date of the Merger.

Although it is possible that the Company, Parent or the Surviving Corporation may enter into revised employment agreements or other employment, compensatory, or consultancy arrangements with the Company’s executive officers and certain other key employees, as of the date of this Schedule 14D-9, there are no such agreements, arrangements or understandings, except that Parent and the Company’s current executive officers have orally agreed to review each executive officer’s employment arrangements following the closing of the Transactions.

The Company’s executive officers may, prior to, on or following the Effective Time, enter into new individualized compensation arrangements with Parent or the Surviving Corporation and may participate in cash or equity incentive or other benefit plans maintained by Parent or the Surviving Corporation. As of the date of this Schedule 14D-9, no new individualized compensation arrangements between the Company’s executive officers and Parent or the Surviving Corporation have been established.

Effect of the Merger Agreement on Employee Benefits and Compensation.

The Merger Agreement provides that, with respect to employees of the Company or its subsidiaries who remain employed immediately after the Effective Time (“Company Employees”), Parent shall cause the Surviving Corporation to provide the Company Employees, for a period of one year from the Effective Time, with annual base salaries or wage levels, annual target bonus opportunities (excluding equity-based compensation), and employee benefits (excluding any retiree health, defined benefit retirement and deferred compensation benefits) that are, in the aggregate, no less favorable than those provided by the Company on the date of the Merger Agreement.

Pursuant to the Merger Agreement, subject to certain exceptions, with respect to any employee benefit plan maintained by Parent or any of its subsidiaries in which any Company Employee will participate as of the Effective Time, Parent shall, or shall cause the Surviving Corporation to provide each Company Employee with service credit for full or partial years of service with the Company or any of its subsidiaries prior to the Effective Time for purposes of eligibility to participate and vesting. No service crediting will be required to the extent it results in duplication of benefits or if such service was not credited under the corresponding Company benefit plan prior to the Effective Time.

With respect to any medical, dental, visions, or pharmaceutical plan of Parent following the Effective Time and prior to December 31, 2022, Parent will use commercially reasonable efforts to cause any pre-existing conditions or limitations, eligibility waiting periods, or required physical examinations under any such plan to be waived with respect to Company Employees (or their dependents), to the extent waived under the corresponding plan in which the Company Employee participated prior to the Effective Time. Parent will use commercially reasonable efforts to cause any deductibles paid by Company Employees under any applicable health plan of the Company or its subsidiaries during the calendar year in which the Effective Time occurs to be credited towards deductibles under the health plans of Parent or any affiliate of Parent.

Arrangements Following the Merger.

As described above, the Company’s current executive officers have engaged in preliminary discussions with Parent regarding employment, compensatory and equity compensation arrangements with Parent or Surviving Corporation following the closing of the Transactions; however, none of our executive officers has entered into any agreement, arrangement or understanding with Parent, Merger Sub or any of their affiliates regarding post-closing employment, compensation, or equity compensation arrangements. Further discussion between Parent and the Company’s executive officers with respect to such matters, including post-closing employment of executive officers and the structure and mechanics of compensation, potential equity plans and liquidity opportunities, and agreements, arrangements or understandings with respect to such matters may be reached prior to or following the closing of the Transactions. In addition, prior to the closing of the Transaction, Parent and its affiliates may initiate discussions and enter into similar agreements with other employees of the Company.

Section 16 Matters.

Pursuant to the Merger Agreement, the Company has agreed that the Board, or an appropriate committee of non-employee directors thereof, will adopt a resolution consistent with the interpretative guidance of the SEC so that the disposition by any officer or director of the Company who is a “covered person” of the Company for purposes of Section 16 of the Exchange Act, and the rules and regulations thereunder, of the Company’s equity securities pursuant to the Merger Agreement and the Merger will be an exempt transaction for purposes of Section 16 of the Exchange Act.

Rule 14d-10 Matters.

The Merger Agreement provides that, prior to the consummation of the Offer, to the extent required, the Compensation Committee of the Board will take such steps to cause each employment compensation, severance or other employee benefit arrangement pursuant to which consideration is payable to any officer, director or employee who is a holder of any security of the Company to be approved by the Compensation Committee of the Board in accordance with the requirements of Rule 14d-10(d)(2) under the Exchange Act as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(2) under the Exchange Act and satisfy the requirements of the non-exclusive safe harbor set forth in Rule 14d-10(d) of the Exchange Act.

Arrangements with Parent, Merger Sub, Company and their Affiliates.

Merger Agreement.

On April 13, 2022, the Company, Parent and Merger Sub entered into the Merger Agreement. The summary of the Merger Agreement contained in Section 13 of the Offer to Purchase and the description of the conditions of the Offer contained in Section 15 of the Offer to Purchase are incorporated herein by reference. Such summary and description do not purport to be complete and are qualified in their entireties by reference to the full text of the Merger Agreement, which is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

The Merger Agreement governs the contractual rights and obligations among the Company, Parent and Merger Sub in relation to the Offer and the Merger. The Merger Agreement is included as an exhibit to this Schedule 14D-9 to provide the Company’s stockholders with additional information regarding the terms of the Merger Agreement and the Transactions. The representations, warranties and covenants of the Company contained in the Merger Agreement have been made solely for the benefit of Parent and Merger Sub. In addition, such representations, warranties and covenants (1) have been made only for purposes of the Merger Agreement, (2) have been qualified by (a) matters specifically disclosed in certain reports filed by the Company with the SEC prior to the date of the Merger Agreement (subject to certain exceptions) and (b) confidential disclosures made to Parent and Merger Sub in the disclosure schedule delivered in connection with the Merger Agreement, (3) are subject to various materiality qualifications contained in the Merger Agreement, which may differ from what may be viewed as material by investors, (4) were made only as of the date of the Merger Agreement or such other date as is specified in the Merger Agreement, (5) will not survive consummation of the Merger (except as otherwise stated in the Merger Agreement), and (6) have been included in the Merger Agreement for the purpose of allocating risk between the contracting parties rather than establishing matters as fact. Accordingly, the Merger Agreement is included with this Schedule 14D-9 only to provide investors with information regarding the terms of the Merger Agreement and the Transactions, and not to provide investors with any other factual information regarding the Company or its business. In addition, any confidential disclosures made to Parent and Merger Sub in the disclosure schedule delivered in connection with the Merger Agreement contain information that modifies, qualifies and creates exceptions to the representations, warranties and covenants set forth in the Merger Agreement. Investors should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the Company or any of its subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the Company’s public disclosures. The Merger Agreement should not be read alone, but should instead be read in conjunction with the other information regarding the Company that is or will be contained in, or incorporated by reference into, the Forms 10-K, Forms 10-Q and other documents that the Company files with the SEC, including with regard to the Offer and the Merger.

Exclusivity Agreement.

The Company and Parent executed an exclusivity agreement dated March 31, 2022 (“Exclusivity Agreement”), pursuant to which, among other things, the Company agreed to negotiate exclusivity with Parent with respect to an acquisition transaction until April 14, 2022, or, if earlier, the execution of a definitive merger agreement between the Company and Parent.

The foregoing summary of the Exclusivity Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Exclusivity Agreement, which is filed as Exhibit (e)(3) to this Schedule 14D-9 and is incorporated into this Schedule 14D-9 by reference.

Confidentiality Agreement.

The Company and Parent executed a mutual non-disclosure and confidentiality agreement dated December 16, 2021 (“Confidentiality Agreement”), pursuant to which, among other things, both parties agreed, subject to certain exceptions, to keep confidential certain non-public information disclosed to the other party. The termination of the Merger Agreement does not affect the obligations of the parties contained in the Confidentiality Agreement, all of which obligations survive the termination of the Merger Agreement in accordance with its terms.

The foregoing summary of the Confidentiality Agreement does not purpose to be complete and is qualified in its entirety by reference to the full text of the Confidentiality Agreement, which is filed as Exhibit (e)(2) to this Schedule 14D-9 and is incorporated in this Schedule 14D-9 by reference.

Item 4.	The Solicitation or Recommendation.

Recommendation of the Board.

At a meeting held on April 13, 2022, the Board reviewed and considered the Offer in consultation with certain members of the Company’s senior management, as well as the Company’s financial and legal advisors. After considering its fiduciary duties under applicable law, the Board has unanimously (i) approved, adopted and declared advisable the Merger Agreement and the Transactions, including the Offer and the Merger, (ii) determined that the Transactions, including the Offer and the Merger, are in the best interest of the Company and its stockholders, (iii) resolved that the Merger shall be governed by and effected under Section 251(h) of the DGCL, and (iv) resolved to recommend that the stockholders of the Company accept the Offer and tender their Shares to the Merger Sub pursuant to the Offer.

Accordingly, the Board unanimously recommends that the Company’s stockholders accept the Offer and tender their Shares to Merger Sub pursuant to the Offer.

Background of the Offer; Reasons for the Recommendations of the Board.

Background of the Offer.

The Board and the Company’s senior management, with the assistance of the Company’s advisors, regularly review the near-term and long-term strategy, performance, positioning and operating prospects of the Company with a view toward enhancing stockholder value and returning capital to its stockholders. These reviews have included, from time to time, the various strategic alternatives available for the Company, including growth opportunities through acquisitions and joint ventures, debt and equity financing alternatives and other potential strategic transactions. These reviews have also included discussions of different methods of returning capital to stockholders and whether the Company’s continuing as a stand-alone public company was in the best interest of the Company’s stockholders in light of the high costs of being a public company and the Company’s high cost of equity capital, lack of access to debt capital, and dependence on asset sales to generate operating cash. In connection with these efforts, representatives of the Company also had meetings and other discussions from time to time with representatives of various strategic and financial sponsor parties, including Parent and other participants in the outreach described below, regarding potential strategic transactions involving the Company.

On July 24, 2017, after being approached by a party expressing an interest in purchasing the Company, the Board discussed whether to engage an investment banker to advise the Board regarding potential strategic alternatives the Company may pursue.

On August 3, 2017, the Board met with representatives of JMP Securities, Inc. to engage in a discussion regarding potential strategic alternatives available to the Company and the timing and process relating to such strategic alternatives. After representatives of JMP Securities, Inc. exited the meeting, the Board discussed, with its legal advisors, the presentation it had received from JMP Securities, Inc. The Board then directed management to negotiate an engagement letter with JMP Securities, Inc.

On August 10, 2017, the Company engaged JMP Securities Inc. as its exclusive financial advisor to explore a potential sale of the Company.

On October, 2, 2017, the Company publicly announced the exploration of strategic alternatives, including evaluating potential alternatives such as business combinations, the sale of the Company, a merger or a sale, license or disposition of assets of the Company.

On October 10, 2017, the Board discussed with a representative of JMP Securities, Inc. the progress JMP Securities, Inc. had made with respect to its contact with potential buyers of the Company.

On November 2, 2017, the Board met with representatives of JMP Securities, Inc., who provided the Board with an update on the strategic review process, including their outreach to potential buyers in multiple industries.

In late 2017 and early 2018, JMP Securities Inc. approached 158 possible financial and strategic investors, including private equity funds, publicly traded entities, infrastructure investors, endowments and other institutions, and family offices, and Company Management met with representatives from multiple potential bidders.

On February 22, 2018, the Board met with representatives of JMP Securities, Inc. to discuss the status of the parties who had expressed interest in acquiring the Company. The Board concluded that no party had provided a firm offer that represented adequate value to the stockholders of the Company. The Board agreed to reconvene in early March to review the final status of the potential interested parties and to consider terminating the strategic review process.

On March 8, 2018, the Board discussed the strategic review process and its engagement with JMP Securities Inc., and after a detailed discussion of the process to date, unanimously voted to terminate the engagement with JMP Securities Inc. and wind down the strategic review process due to lack of adequate market interest in the Company and the low indicative value suggested by the parties in the process who had executed non-disclosure agreements.

On March 12, 2018, the Company publicly announced that it had directed JMP Securities, Inc. to conclude the strategic review process.

On November 15, 2018, Company Management informed the Board at a Board meeting that Company Management had been contacted by a private water resource developer (the “Developer”) about a potential sale of the Company to the Developer. Company Management informed the Board that preliminary discussions occurred with the Developer primarily consisting of providing background about the current portfolio of the Company’s water assets and obtaining details about the Developer and its operating and financial capabilities. The Developer had not been a part of the strategic review process that terminated in March 2018. The Board recommended that Company Management enter into a non-disclosure agreement with the Developer in order to continue discussions regarding a potential acquisition.

On December 5, 2018, Company Management met with the Developer in Carson City, Nevada to continue discussions of a potential sale to the Developer. Following these discussions, the Developer declined to pursue a potential acquisition of the Company.

On November 6, 2019, Company Management was contacted by Party A about a potential investment in the Company, and on November 22, 2019, management of the Company met with management of Party A to discuss a potential sale of the Company to Party A. On December 1, 2019, Company Management and Party A met again to discuss the Company’s assets and operations, future opportunities and other items. On December 4, 2019, Party A began conducting due diligence on the Company.

On December 12, 2019, the Board received three presentations from investment banks (Citibank, BofA Securities and JP Morgan) with respect to engagement by the Company as the Company’s financial advisor.

On December 13, 2019, the Board met and discussed the investment bank presentations from the previous day. The Board agreed that BofA Securities, Inc. (“BofA Securities”) would best serve the Company and directed Company Management to negotiate an engagement letter with BofA Securities. During the meeting, the Board also discussed a potential transaction with Party A.

On December 16, 2019, Company Management discussed detailed questions regarding the Company’s cash flows with management of Party A.

On December 18, 2019, the Company and BofA Securities executed an engagement letter governing the terms under which BofA Securities would provide financial advisory services to the Company.

On December 23, 2019, the Board met with the Company’s advisors from BofA Securities and the Company’s legal counsel to discuss the Company’s receipt of a letter of intent to acquire certain assets of the Company, dated December 21, 2019 sent by Party A (the “Party A LOI”). At the direction of the Board, representatives of BofA Securities spoke with Party A’s financial advisors regarding the Party A LOI. The Board and BofA Securities discussed the Party A LOI at length with BofA Securities and the Company’s legal counsel, including the tax implications and valuation of the assets subject to the Party A LOI. The Board determined that the Party A LOI did not offer adequate value for the Company’s assets and that the value and structure of the Party A LOI were insufficient and sub-optimal, respectively. The Board instructed BofA Securities to communicate with Party A’s financial advisor regarding proposed revisions to the Party A LOI.

At the meeting of the Board on December 23, 2019, the Board received a presentation from the Company’s legal counsel regarding the process under which discussions and negotiations with Party A, as well as other potential M&A discussions and negotiations with third parties, should be held. The Company’s legal counsel gave the Board a detailed overview of the Board’s fiduciary duties as they apply in a merger and acquisition context. The Board decided to form a committee, comprised of the independent directors of the Board, to direct negotiations and advise the full Board with respect to the direction and negotiation of any potential transaction.

On December 27, 2019, the Board met to discuss the outcome of BofA Securities’ discussion with Party A’s financial advisor, as directed by the Board at its December 23, 2019 meeting. The Board discussed Party A’s valuation of the Company’s Arizona assets, and the Board determined that Party A’s proposal was still unsatisfactory. The Board instructed BofA Securities to communicate to Party A’s financial advisor that the Company preferred an acquisition of the entire company over an acquisition of specific assets and to also communicate a counter proposal regarding the Company’s valuation. The Board then discussed the formation of a strategic transaction committee, comprised of three independent directors. The Board unanimously approved resolutions establishing the Strategic Transaction Committee (the “Strategic Transaction Committee”).

From December 2019 through January 2020, Company Management, along with representatives of BofA Securities, engaged in numerous diligence calls with Party A, and representatives from Party A’s management and Company Management met in person to discuss the potential transaction. Despite numerous discussions, Party A failed to produce an indication of interest at a valuation at which the Board was willing to accept.

On January 29, 2020, the Board sent Party A a letter formally ending discussions of the potential transaction.

On May 28, 2020, the Board met with BofA Securities representatives to discuss, among other things, a potential sales process for the Company, including the optimal timing for any process to be initiated for the sale of the Company or its assets. The Board agreed that the Board and BofA Securities would monitor conditions to ensure optimal timing to pursue a potential transaction.

On November 11, 2020, BofA Securities introduced Company Management to a party (“Party B”) interested in investigating a strategic transaction.

On November 20, 2020, a non-disclosure agreement with a standstill provision was negotiated with the assistance of Clark Hill (“Clark Hill”), the non-disclosure agreement was executed by Party B and the Company, and Party B began its due diligence investigation of the Company.

On December 1, 2020, BofA Securities communicated to the Company that Party B would not make a proposal for the Company.

On February 25, 2021, the Board met with representatives of BofA Securities to discuss, among other things, a synopsis of a strategic alternatives review in the current environment and at the Company’s current stock price.

On August 3, 2021, the Board met with representatives of BofA Securities to discuss the strategic alternatives review process and the state of the merger and acquisitions markets generally. The Board and BofA Securities representatives discussed the state of the securities markets at length and discussed the merits of a broad or tightly focused buyer outreach process with BofA Securities. The Board determined that a broad sale solicitation process was preferable to obtain the best chance of maximizing the value of the Company for its stockholders. The Board then determined that Company Management and BofA Securities should immediately prepare an informational document summarizing the Company’s assets, operations and investment merits (the “Confidential Information Materials”).

The Board and representatives of BofA Securities also discussed the merits of approaching Party A prior to initiating the strategic alternatives review process, given Party A’s prior unsolicited approach to the Company. The Board determined that BofA Securities should contact Party A to determine if Party A desired to sign an updated non-disclosure agreement in order to speak with the Company about the strategic alternatives review process.

On August 13, 2021, the Company and BofA Securities executed an amendment to the engagement letter governing the terms of the strategic review process. The purpose of the amendment was to ensure that the minimum fee payable to BofA Securities upon completion of a transaction would be $4 million notwithstanding that the value of the Company may have been diminished prior to such time through asset sales and the distribution to shareholders of the proceeds thereof.

On August 18, 2021, BofA Securities contacted Party A. Because of BofA Securities’ previous contact with Party A in 2019 regarding a potential transaction with the Company, Party A was provided an opportunity to make an offer with respect to the acquisition of the Company outside of the strategic alternatives review process.

On August 25, 2021, the Company and Party A executed an updated non-disclosure agreement with a standstill provision.

On August 30, 2021, a conference call between Company Management and a representative of Party A was held to discuss and update Party A on the Company’s major assets and operations as well as the rationale for a potential transaction.

Following the August 30, 2021 conference call, Party A informed BofA Securities that it would not move forward with a potential transaction with the Company.

At a meeting of the Board on September 1, 2021, Company Management provided an update on the strategic alternatives review process.

On September 10, 2021, the Board met and reviewed the content of the Confidential Information Materials prepared by BofA Securities. The Board provided BofA Securities with input on the materials. The Board and BofA Securities discussed a list of potential buyers compiled by BofA Securities. BofA Securities provided the Board with detailed commentary on the rationale behind each potential purchaser.

On October 21, 2021, the Board met with Company Management and BofA Securities to expand the list of potential purchasers. After discussions regarding the means to obtain the maximum price for the Company, the Board agreed that BofA Securities should conduct a broad process and provide the Confidential Information Materials to as many appropriate potential buyers as possible.

On October 28, 2021, the Board approved the Confidential Information Materials and the list of potential acquirers that BofA Securities was authorized to approach.

On November 4, 2021, a representative of BofA Securities discussed with the Board Chair the fact that the Company Management historically has managed and evaluated its business, and accordingly prepares its financial projections, on a project-by-project basis. The BofA Securities representative advised the Board Chair that the firm generally did not perform financial analyses of individual projects, and thus it would not be in a position to provide a fairness opinion with respect to an acquisition of the Company on the basis of financial projections prepared on a project-by-project basis. The BofA Securities representative suggested that the Board consider engaging another financial advisor with expertise in the valuation of individual projects for the purpose of rendering a fairness opinion.

On November 9, 2021, the Board held a conference call with BofA Securities representatives during which BofA Securities presented the Board with updates on the strategic alternative review process.

From November 2021 through January 2022, BofA Securities solicited 132 potential buyers. Of those potential buyers, 22 parties executed non-disclosure agreements (which included standstill provisions) with the Company and received the Confidential Information Materials. Of the parties that received the Confidential Information Materials, 19 parties received the financial model prepared by management. Company Management then held introductory calls with nine potential buyers to discuss, among other things, the Company’s business plan, current assets, and future opportunities. Only two of the 132 potential buyers that were contacted—Party B and Parent—ultimately submitted indications of interest to BofA Securities.

On December 15, 2021, a representative of BofA Securities contacted Parent to follow up on the response to materials BofA Securities had provided Parent regarding the Company. Parent indicated that it was interested in participating in the strategic review process.

On December 16, 2021, Parent and the Company executed a non-disclosure agreement.

On December 21, 2021, representatives of BofA Securities sent Parent and Party B a process letter. Representatives of BofA Securities also had a conference call with the Strategic Transaction Committee to provide an update on the process.

On December 28, 2021, BofA Securities sent Parent and Party B the Company’s financial model and Parent expressed continued interest in the Company and the strategic review process.

On January 7, 2022, Company Management hosted a video conference call with representative from BofA Securities and Party B and discussed, among other things, the Company’s business plan, current assets and future opportunities.

On January 7, 2022, Company Management hosted a video conference call with a representative from BofA Securities and Parent and discussed, among other things, the Company’s business plan, current assets and future opportunities.

On January 10, 2022, Company Management hosted a follow up video conference call with a representative from BofA Securities and Party B. Party B asked questions regarding the Company’s assets and financial model.

On January 14, 2022, the Board hosted a conference call with BofA Securities representatives to discuss BofA Securities’ receipt of a form of indicative bid from Party B.

On January 19, 2022, BofA Securities received a form of indicative bid from Parent.

On January 20, 2022, the Board met, with representatives of BofA Securities present, to discuss the indicative bids from Party B and Parent and to discuss the acquisition process. The indicative bid from Party B indicated a valuation of $13.40 per share, and the indicative bid from Parent indicated a valuation of $13.68 per share. However, each of Party B’s and Parent’s indicative bid was based on balance sheets for different periods. BofA Securities’ analysis concluded that Party B’s indicated valuation was $14.93, as adjusted for net cash on the balance sheet. BofA Securities’ analysis also concluded that Parent’s indicated valuation was $14.85, if based on the difference in cash between the two balance sheets and $14.95, if based on the difference in net equity value between the two balance sheets. The Board deliberated on next steps and potential responses to each of Party B and Parent. The Board requested that BofA Securities explore whether Parent would be open to including a stock consideration component in the acquisition price. After the Board meeting, representatives of BofA Securities had a call with Parent to ask clarifying questions regarding Parent’s indication of interest.

On January 21, 2022, representatives of BofA Securities had a call with Party B to seek clarification regarding Party B’s indication of interest.

On January 21, 2022, the Board held a telephonic meeting with representatives of BofA Securities present to continue discussing the indicative bids from Party B and Parent. BofA Securities provided information to the Board regarding the interested party indicative bids.

On January 24, 2022, representatives of BofA Securities had calls with each of Party B and Parent to invite them into the next round of the strategic review process. BofA Securities communicated to each of Party B and Parent that the Board would not recommend a deal at the share price implied by either party’s indicative offer. BofA Securities noted that the Board would not recommend a deal below $15 per share. Party B indicated that it would need to speak internally with Party B’s management to confirm interest in moving forward to the second round in light of the guidance that a higher valuation would be required. Parent indicated that it understood the higher valuation requirement and was willing to move forward and perform additional due diligence on the Company.

On February 2, 2022, the Board met and decided to move forward with negotiations with Party B and Parent.

On February 10, 2022, Company Management held a conference call with representatives from Party B and BofA Securities to discuss ongoing due diligence by Party B and additional requests for information.

On February 15, 2022, the Company engaged Dorsey & Whitney LLP (“Dorsey”) to provide legal advice to the Company with respect to the potential transaction. The Strategic Transaction Committee engaged the law firm of Clark Hill to represent the Strategic Transaction Committee.

On February 16, 2022, Party B contacted BofA Securities and indicated that it was unwilling to provide a valuation above its original indicative valuation. Without indicating a proposed price, Party B verbally expressed preliminary interest in the Arizona assets and stated that it may be interested in purchasing those assets if the Board chose to sell individual assets or if there was another buyer more interested in other assets but needed or desired a partner to purchase the Arizona assets. Because of the preliminary and non-specific nature of this inquiry, and because the Board believed that a sale of 100% of the equity securities of the Company would be more beneficial to shareholders, the Board declined to enter into discussions regarding asset sales with Party B.

On February 16, 2022, BofA Securities representatives updated the Board’s lead independent director and other members of the Board on the feedback received from Party B.

On February 18, 2022, Company Management held multiple calls with BofA Securities representatives to discuss a potential transaction with Party B. During these calls, BofA Securities informed Company Management and the Strategic Transaction Committee that Party B would be dropping out of the process because Party B could not obtain financing for the potential transaction.

On February 22, 2022, and February 23, 2022, representatives of the Company, BofA Securities, and Parent met in person in Carson City to discuss the potential transaction. The parties discussed the strategic benefits of a merger between the Company and Parent and engaged in a discussion regarding the Company’s operations and assets.

On February 25, 2022, Company Management hosted a video conference call with Parent representatives and Parent’s consultants to discuss the Company’s New Mexico assets and operations.

On March 2, 2022, representatives from the Company, BofA Securities, and Parent met at the Company’s offices in Carson City to continue discussing the strategic benefits of a merger between the Company and Parent, the Company’s assets and operations and Parent’s business and growth opportunities.

On March 4, 2022, the Company provided a draft merger agreement to Parent.

On March 9, 2022, the Board met, with representatives from BofA Securities, Dorsey and Clark Hill present, to discuss updates to the potential transaction with Parent. A representative from Dorsey noted that the draft of a merger agreement had been provided to Parent and its legal counsel Gibson, Dunn and Crutcher LLP (“Gibson Dunn”). A representative from Dorsey then discussed the structure of the potential transaction and answered questions from the Board. The transaction structure, terms, negotiating strategies and other considerations relating to the proposed transaction were discussed. A representative from Dorsey provided advice on the Board’s fiduciary duties and responded to questions. The Board then discussed obtaining a fairness opinion, including obtaining input from Dorsey and Clark Hill regarding the fairness opinion process. The Board then asked a representative from BofA Securities to provide an update on the strategic alternatives review process and schedule. The Board and BofA Securities representatives engaged in discussions regarding the discussion with prospective bidders to date and the work done with each bidder. A representative from BofA Securities reviewed the status of site visits, due diligence, scheduled management meetings and other considerations. The Board also discussed process steps and timing, noting particularly that final bids were due March 24, 2022.

On March 9, 2022, the Strategic Transaction Committee met separately with its legal counsel from Clark Hill, a representative from Dorsey and BofA Securities representatives to discuss the potential transaction with Parent.

On March 11, 2022, the Board met with representatives from BofA Securities and Dorsey present, and discussed the potential engagement of Houlihan Lokey (“Houlihan”) or Kroll, LLC (Duff & Phelps Opinion Practice) (“Duff & Phelps”) to provide the Board with a fairness opinion with respect to the consideration to be paid to the Company’s stockholders in a potential transaction, given that BofA Securities had previously advised the Board that the firm generally did not perform financial analyses of individual projects, and thus it would not be in a position to provide a fairness opinion on the basis of the Company’s financial projections, which the Company Management had prepared on a project-by-project basis. Company Management discussed the process, timing and cost of the proposals from each of Houlihan and Duff & Phelps with respect to the delivery of a fairness opinion, as well as the qualifications of each firm to perform valuation analyses with respect to the Company’s individual projects. The Board members asked numerous questions and provided insights from their perspectives, which led to further discussion. The Board also confirmed again that no member of the Strategic Transaction Committee had a conflict in connection with the proposed transaction. A representative from Dorsey provided legal advice and responded to questions. Members of the Strategic Transaction Committee confirmed that no conflicts existed. Following the discussion, the Board decided to engage Duff & Phelps to provide a fairness opinion based on Duff & Phelps’ international reputation, qualifications, experience and ability to analyze and value the Company based upon the Company’s unique assets and the Company’s project-by-project cash flow projections using various discount rates deemed appropriate for each Company project as determined by Duff & Phelps.

On March 14, 2022, the Company and Duff & Phelps entered into an engagement letter whereby Duff & Phelps was engaged to render a fairness opinion with respect to the consideration to be paid to the Company’s stockholders in connection with a potential transaction involving the Company.

On March 14, 2022, Dorsey received a revised draft of the merger agreement from Gibson Dunn, which included changes from the Dorsey bid draft that included, among other things: (i) a proposed Termination Fee (as defined in the Merger Agreement) equal to 4.0% of the transaction value, (ii) certain limitations on Parent’s obligations to take actions to obtain the approval of governmental authorities with respect to the transactions contemplated by the Merger Agreement to the extent such actions would reasonably be expected to have a material adverse effect on the Company or to materially and adversely impair the benefits of the Offer and Merger to Parent and its subsidiaries, taken as a whole, (iii) the removal of the potential extension of the outside date of the closing of the Offer (as may be extended, the “Outside Date”) in the event that antitrust approval had not been obtained, (iv) the removal of the reverse termination fee payable by Parent in certain circumstances and (v) the reimbursement by the Company of Parent’s expenses upon termination of the Merger Agreement in certain circumstances, up to an aggregate amount equal to $3,000,000 (the foregoing clause (v), the “Parent Expense Reimbursement”).

Between March 14, 2022 and March 21, 2022, Dorsey, Company Management, and the Board (including the Strategic Transaction Committee) discussed Parent’s proposed revisions to the draft merger agreement and prepared responses.

On March 21, 2022, Dorsey sent a revised draft of the merger agreement to Gibson Dunn, which included, among other things: (i) a proposed Termination Fee equal to 3.0% of the transaction value, (ii) reinsertion of the potential extension of the Outside Date for antitrust matters, (iii) the reinsertion of the reverse termination fee payable by Parent in certain circumstances and (iv) the removal of the Parent Expense Reimbursement.

On March 22, 2022, Dorsey sent an initial draft of the Company Disclosure Letter (as defined in the Merger Agreement) to Gibson Dunn.

On March 24, 2022, Parent submitted a revised indicative proposal that expressed a valuation of $15.05 per share (the “Parent Proposal”) and included a revised mark-up of the draft merger agreement.

On March 24, 2022, the Strategic Transaction Committee met with representatives from Clark Hill, Dorsey and BofA Securities to discuss the proposed transaction with Parent. The Strategic Transaction Committee asked a representative of BofA Securities to provide a detailed history of the strategic review process and discussion with Parent, which the representative of BofA Securities provided. BofA Securities provided the Strategic Transaction Committee with a review of Parent’s proposal of $15.05 per share, its implied equity value of the Company, its premium to the then-current share price of $13.15 per share, the price/book value multiple, and its treatment of cash and other aspects of the offer. The representatives of BofA Securities then reviewed the one-year performance of the Company’s stock. The Strategic Transaction Committee discussed the Parent Proposal, including Parent’s request for additional due diligence. The Strategic Transaction Committee then discussed whether to propose a higher price in the vicinity of $16.00 per share and reviewed BofA Securities’ advice, the premium above the Company’s 52-week high and 52-week low, and other issues. The members of the Strategic Transaction Committee agreed to propose a price close to or at $16.00 per share, and discussed whether to request the inclusion of a Parent stock component if the price offered by Parent was less than $16.00 per share, so that there would be a non-taxable component of the price available. A representative from Dorsey advised on legal matters. The Strategic Transaction Committee determined that it was necessary to obtain input from Company Management concerning the potential offer price per share. Company Management later provided input to the Strategic Transaction Committee.

On March 24, 2022, the Board met with representatives from BofA Securities, Dorsey and Clark Hill to discuss the Parent Proposal. The BofA Securities representatives first reviewed materials prepared by BofA Securities describing the Company’s efforts since 2017 to find a buyer for the Company at an acceptable price. The representative from BofA Securities noted that the 2017 process resulted in 158 potential buyers contacted without resulting in a transaction. The BofA Securities representatives also noted discussions with other potential buyers in 2019 and 2020 that did not result in a transaction. The BofA Securities representatives further noted that additional discussions were held with these same parties in August and November of 2021 but these discussions did not result in a transaction. Other discussions with potential buyers took place in November and December 2020 but also did not result in a transaction.

During the meeting of the Board on March 24, 2022, a representative from BofA Securities led the Board through BofA Securities’ analysis of the Parent Proposal, reviewed the terms of the Parent Proposal, and responded to questions from the Board about the Parent Proposal. The Board and BofA Securities discussed the purchase price per share proposed in the Parent Proposal and the premium included in the proposed price. The Board evaluated the Company’s recent and historical stock price performance and the premium, enterprise value and price/book value analysis prepared by BofA Securities. The Board discussed proposing a higher price per share and also discussed the remaining due diligence items and the possibility of a 14-day period of exclusivity requested by Parent. The Board also discussed the advantages and disadvantages of the Parent Proposal for the Company’s stockholders and Board members offered views on how to improve the Parent Proposal for the Company’s stockholders. In the course of the Board’s discussion, directors reviewed the economic and geopolitical headwinds facing the U.S. and world economy and the potential effects and risks of rising interest rates, including rising mortgage rates, inflation, stock market volatility, supply chain disruption for customers, rising energy prices, potential recession, potential M&A market volatility, war, and other adverse factors affecting the Company and its prospects. The Board discussed the current and prospective business environment for the Company’s business. The Board also discussed the Company’s long-term position and prospects as a publicly traded company and the Board’s long-standing plan to return capital to stockholders. The Board also considered the lack of alternatives for generating liquidity for stockholders and that the Parent Proposal was the only available alternative for purchasing 100% of the equity of the Company.

At the meeting of the Board on March 24, 2022, the Board engaged in a discussion regarding a counter proposal to Parent on price and terms. A representative from Dorsey led the Board through a discussion of the revisions to the merger agreement proposed by Parent and Gibson Dunn and offered his advice on how the Board could negotiate the outstanding items in the merger agreement. The Board members each discussed a valuation they believed would be in the best interest of stockholders. The Board directed BofA Securities to have discussions with Parent to get more context and information regarding the Parent Proposal and then report back to the Board before any counter offer was made. Subject to receiving the requested information and subject to further deliberations by the Board, the Board tentatively agreed that a counter offer include increasing the price per share to $16.25, rejecting the $3 million Parent Expense Reimbursement, agreeing to the 3.75% termination fee—negotiated down by the Board from 4%—, including an extension of the Outside Date for antitrust matters, clarifying and simplifying remaining due diligence requests and offering exclusivity for one week. BofA Securities was instructed to prepare a counter proposal for consideration by the Board. Once approved by the Board, and once the context discussion took place, BofA Securities could make the counter offer on behalf of the Strategic Transaction Committee and the entire Board. After talking to Parent and reporting back to the Board, BofA Securities made the counter proposal.

On March 25, 2022, BofA Securities had a call with Parent during which BofA Securities informed Parent that the Board was willing to proceed with the transaction at a purchase price of $16.25 per Share and with a Termination Fee of 3.75% of the transaction value, provided that the Parent Expense Reimbursement was removed from the Merger Agreement and the Outside Date would be extended by 135 days in certain circumstances if the requisite antitrust approval was not obtained by the initial Outside Date. Parent asked questions of BofA Securities and then indicated that it would respond to the Company’s counter proposal in due course.

On March 26, 2022, Parent communicated to BofA Securities that it would not increase its proposed purchase price from its prior offer of $15.05 per Share. BofA Securities then had a call with the Strategic Transaction Committee’s lead independent director and relayed Parent’s response to the Company’s counter proposal. BofA Securities agreed to join a meeting of the Board to further discuss Parent’s response.

On March 28, 2022, the Board met with representatives of BofA Securities, Dorsey and Clark Hill during which BofA Securities updated the Board with respect to the negotiations with Parent. A representative from BofA Securities reported that the counteroffer that had been previously approved by the Board was communicated to and discussed with Parent on March 25, 2022. BofA Securities reported that Parent was holding firm at a price per share of $15.05 but agreed to drop the $3 Million expense reimbursement and add back the 135-day extension in the event that HSR approval was not received by the initial Outside Date. BofA Securities reported that Parent was holding firm on two weeks of exclusivity and due diligence. The Board held a discussion focused primarily on price. A representative of BofA Securities provided further context on the Parent’s negotiating position and $15.05 price. Members of the Strategic Transaction Committee noted that they held committee meetings over the weekend to consider the proposed transaction and in particular the appropriate valuation. Each Board member then expressed his or her views and made recommendations on negotiations and potential paths forward to potentially increase the price to be paid by Parent. Representatives from BofA Securities also contributed recommendations on negotiating strategy and responded to questions and comments from the Board. A Dorsey representative provided legal advice and summarized legal factors that the Board should consider if Parent stock consideration was included. The Board then further discussed alternatives to the transaction with Parent, such as asset sales. In the course of this discussion it was acknowledged that, in light of the management team’s extensive experience in the Company’s niche industry and unique assets, Parent intended to retain the Company’s management team and would likely not be interested in just purchasing selected assets based on prior discussions with BofA Securities and the Company. The Board also noted that a sale of individual assets likely did not create as much value for stockholders as a purchase of 100% of the Company’s stock. After further discussion and unanimous direction from the Board, BofA Securities agreed to contact Parent and again propose a price above $15.05 per share based on the rationale and instructions expressed by the Board.

After the meeting with the Board on March 28, 2022, BofA Securities had a call with Parent in which BofA Securities delivered the Board’s message that the Board would not recommend a transaction at a price per share of $15.05. BofA Securities and Parent debated valuation of the Company and the rationale for a higher share price. BofA Securities communicated to Parent that the Board would consider stock of Parent as a portion of the consideration to bridge the gap in valuation if the inclusion of such Parent stock was structured in a tax-deferred way for the Company’s stockholders.

On March 29, 2022, BofA Securities received a revised counter proposal from Parent reflecting (1) a purchase price of $15.65 per share, (2) the deletion of the Parent Expense Reimbursement, and (3) the addition of the extension of the Outside Date for antitrust matters. The Board met with representatives of BofA Securities, Dorsey and Clark Hill present during which BofA Securities updated the Board on the revised terms proposed by Parent. BofA Securities explained to the Board that Parent also requested an additional two weeks to finalize its due diligence and review the Company’s five-year strategic plan. BofA Securities communicated that Parent requested the parties enter into a 14-day exclusivity agreement to cover this period. The Board then discussed the proposed terms, particularly the proposed price. The Board also discussed again whether it would be beneficial for the Company’s stockholders to receive some of the merger consideration in the form of equity in Parent.

Members of the Board also requested the advice of BofA Securities regarding the proposed purchase price and the option to obtain some of the merger consideration in equity of Parent. The representative from BofA Securities again discussed the valuation considerations relating to the proposed purchase price and the response from Parent to the Company’s prior price proposals. The representative from BofA Securities also explained that, as previously requested by the Board, BofA Securities had already discussed with the representatives of Parent the possibility of Company stockholders receiving equity in Parent, and Parent said it would be unlikely that it would be willing to issue equity in Parent as part of the merger consideration. The Board then asked the Dorsey representative to answer some legal questions relating to the proposed transaction. After further discussion of the merger consideration proposed by Parent, the Board directed BofA Securities to again discuss the possibility of receiving equity in Parent as a portion of the merger consideration, and directed BofA Securities to try to increase the proposed per share price to $15.75 and report back to the Board.

Following the meeting of the Board on March 29, 2022, BofA Securities had a call with Parent on which BofA Securities indicated to Parent that the Board was not prepared to recommend an all cash offer at a price of $15.65 per share, but that the Board was prepared to recommend a transaction at a price of $15.65 per share if the transaction consideration also included stock of Parent and the stock transaction was structured to be tax-deferred to Company stockholders. Parent indicated that it would take the proposal back to Parent’s executive team, but that it was unlikely that Parent would agree to include stock of Parent as merger consideration. Parent then asked BofA Securities to indicate at what price the Company would recommend an all cash deal, and BofA Securities responded that the Company would recommend an all cash deal at a price of $15.75 per share. Later in the day, Parent contacted BofA Securities and conveyed that, after consultation with the Chairman of the Parent board, Parent was willing to offer $15.75 per share in an all cash transaction (the “Offer Price”) and to negotiate final transaction documents on that basis. At the close of trading on the date that Parent communicated to BofA Securities that Parent was willing to increase its proposed purchase price to the Offer Price, the Shares were trading at $13.82 per share.

On March 30, 2022, Dorsey sent a revised draft of the merger agreement to Gibson Dunn, which included, among other things: (i) the acceptance of the Termination Fee equal to 3.75% of the transaction value, (ii) the reinsertion of the potential extension of the Outside Date for antitrust matters, (iii) the acceptance of the removal of the reverse termination fee payable by Parent in certain circumstances and (iv) the removal of the Parent Expense Reimbursement.

Also on March 30, 2022, Parent sent to Company a draft exclusivity agreement, providing for an exclusivity period of two weeks.

On March 31, 2022, Dorsey sent a revised draft of the exclusivity agreement to Gibson Dunn. After negotiations between Dorsey and Gibson Dunn regarding the terms of the exclusivity agreement, Company and Parent executed the exclusivity agreement on March 31, 2022, with an exclusivity period ending on the earlier of April 14, 2022 or the execution of a definitive merger agreement. Also on March 31, 2022, Parent provided the Company with follow-up questions and requests relating to the Company Disclosure Letter.

On April 5, 2022, the Company provided a revised draft of the Company Disclosure Letter to Parent, including responses to related due diligence questions from Parent.

On April 6, 2022, the Board met with representatives of BofA Securities, Dorsey, and Clark Hill present by invitation during which the BofA Securities representatives stated that Dorsey had negotiated a 14-day exclusivity agreement with Gibson Dunn, as previously directed by the Board on March 29, 2022. The exclusivity period would expire on April 14, 2022. The representatives of BofA Securities reported Parent continued to conduct due diligence and discuss and negotiate other terms of the proposed transaction. Company Management reported on the work done to date by Duff & Phelps. The Board noted that following the date that Parent offered to proceed with negotiations at a purchase price of $15.75 per share, the trading price of the Company’s common stock had increased from $13.82 per share to $16.35 per share, the closing price of the

Company’s common stock on April 5, 2022. The Board discussed factors affecting the recent unusual trading price of the Company and possible reasons for such trading activity. Many factors were considered and discussed by the Board, including the trading market impact of the Company potentially being included in the Russell 2000 stock index.

The Board members and BofA Securities also discussed the potential of speculative trading related to the Company potentially being included in the Russell 2000 affecting the stock price, noting online chatter by market participants evidencing this trading activity. The Board and BofA Securities did not expect this activity or these trends to be sustainable. The Board also reviewed recently issued recession risk warnings from Deutsche Bank, Bank of America, Wells Fargo, Goldman Sachs and others, which did not appear to be reflected in the current stock price in the Board’s view. The Board also considered the potential negative impact on the Company’s business of rising interest rates including higher mortgage rates, geopolitical uncertainty, war, capital markets volatility, plummeting trading multiples for home builders, supply chain disruption for the Company’s customers, real estate market dynamics of a non-core market like Reno, Nevada, and other macroeconomic factors. These factors, in the Board’s judgment, could negatively affect the trading price of the Company’s stock and likely reduce the stock price below the $15.75 offer price for a prolonged period of time once trading activity in the Company’s stock normalized.

The Board and BofA Securities also reviewed the historical trading volume of the Company’s stock, noting that the Company’s stock is generally thinly-traded and that trading on light volume can result in significant changes to the stock price. In addition, in view of the historical limited volume of the Company’s stock, the Board believed that major stockholders would struggle to liquidate their positions at the current market price given volume and trading market dynamics. Based on those assessments, the Board believed that the Offer Price proposed by Parent would provide every stockholder liquidity at a historically attractive price. In addition, the Board noted that many of the Company’s stockholders have been in the stock for lengthy periods of time and have seen the stock trade near book value for long periods of time. The Board and BofA Securities also reviewed the recent volume-weighted average price (“VWAP”) of the Company’s stock, noting that $15.75 represented a 20.69% premium to the 90 day VWAP, a 15.89% premium to the 60 day VWAP, and a 9.68% premium to the 30 day VWAP calculated as of April 6, 2022.

The Board also considered its consistently stated position that the Company’s business plan is to return capital to stockholders and determined that the transaction proposed by Parent represented the best alternative presented to the Company in 5 years of trying to sell the Company through competitive and strategic review processes. The Board also considered that Parent is the only bidder to offer to buy 100% (or any percentage) of the outstanding shares at the proposed Offer Price in the last five years of trying to sell the Company. The Board also considered the Company’s long-term ability to generate stockholder value compared to the value that stockholders could realize in the proposed transaction. The Board noted that the risks of any downturn in the economy could severely prolong the time to sell assets for residential development needs. In addition, the Board discussed Parent’s commitment to the proposed transaction and the likelihood of completion compared with prior bidders, including the fact that Parent’s all cash offer did not require financing. The Board determined that Parent’s proposal provided a high likelihood of completion, which would provide certainty of liquidity to the Company’s stockholders, while also allowing the Company to entertain superior proposals under a “fiduciary out” provision in the draft merger agreement. The Board also noted that stockholders will have appraisal rights and also have the right to decide not to tender their shares in the tender offer.

At the April 6, 2022, meeting, the Board expressed the view that various factors may negatively impact the Company’s value and create risk for the business. The Board also expressed concerns regarding the historical difficulty of creating liquidity for stockholders of the Company at an attractive valuation and that the Company currently had only one interested bidder. Company Management noted that Duff & Phelps was performing its analysis considering the project-by-project projected cash flows and applying various discount rates based on the risk characteristics of each project. Company Management pointed out that this approach was consistent with the Company’s projections and with the way the Company manages its business and describes its business to investors. Company Management further noted that Duff & Phelps’ analysis was not contingent on the Company’s current trading price. Company Management noted that Duff & Phelps’ fairness opinion analysis was ongoing.

The Board then discussed at length various market dynamics and how those could be affecting the current stock price. The Board discussed again the difficulty of creating liquidity for stockholders historically and noted that attempts to sell the Company since 2017 had not been successful. The Board also discussed that fact that Parent was the only bidder in the current process, after the solicitation of 132 parties, to submit a bid for the entire Company. Representatives from Dorsey and Clark Hill each provided legal advice and responded to questions.

The Board then discussed the status of Parent’s due diligence investigation, terms of the merger agreement, and other aspects of the proposed transaction still under discussion with Parent. The Board asked the BofA Securities representatives numerous questions and the BofA Securities representatives provided their advice and insights for consideration by the Board. The BofA Securities representatives provided insight into matters still under discussion in the proposed transaction and discussed potential timing for resolving open issues. The Board discussed the price upon which Parent and the Board had previously agreed to finalize negotiation of the transaction documents. Considerations in favor of such price were discussed as were considerations in favor of re-opening price negotiations. The potential reaction of Parent to a re-opening of price negotiations was discussed, as was the risk of such negotiations negatively affecting the prospects for the transaction. The Company’s operations and projected operating milestones were discussed. The Dorsey representative again noted, and the Board discussed, the minimum tender requirement as well as the conditions that would trigger payment of the termination fee to Parent.

The Board asked the Dorsey representative to provide legal advice on options for the Board to consider. The Dorsey representative reviewed various options for the Board to consider and discussed the advantages and risks of each option. The Dorsey representative also responded to questions from the Board and again reviewed the Board’s fiduciary duties and responded to additional questions. The Board then discussed what actions were in the best interests of stockholders of the Company in light of available information and current circumstances. Each director shared opinions and perspectives and asked questions, and directors asked questions of Company Management and Company Management provided information relevant to the discussion. Finally, the Board discussed timing considerations regarding the transaction. The Dorsey representative reported on negotiations with Gibson Dunn. The Board then asked about the prospect of negotiating additional terms in the merger agreement. The Board directed Company Management and the Company’s advisors to continue working to reach agreement on outstanding terms in the merger agreement and resolve due diligence items outstanding.

On April 9, 2022, Gibson Dunn sent a revised draft of the merger agreement to Dorsey, along with additional due diligence questions relating to the Company Disclosure Letter.

On April 12, 2022, the Board met with representatives of BofA Securities, Dorsey and Clark Hill present. Company Management reported Duff & Phelps indicated preliminarily that they were prepared to issue a fairness opinion that the $15.75 Offer Price was fair to the stockholders of the Company from a financial point of view, and Duff & Phelps was prepared to verbally present its analysis and opinion to the Board when appropriate. The Board then discussed the proposed fairness opinion and the terms of the proposed merger with Parent. In the course of this discussion, the Board further discussed whether to re-open valuation discussions with Parent. Board members shared their respective perspectives on this point. The BofA Securities representatives shared their advice and perspectives on this point as well, and indicated that based upon negotiations to date and the several offer price increases already negotiated, it was highly likely Parent would reject any attempt to further increase the offer price. The Board continued evaluating the offer price in light of the Company’s historical stock trading price levels and discussed the status of due diligence and the merger agreement negotiations. The Board discussed the risk to the deal if the Board re-opened valuation negotiations and pushed further for a higher offer price. After extensive further discussion and input from the representatives of BofA Securities, Dorsey, Clark Hill, the Strategic Transaction Committee and the Board directed Company Management to ask Parent to increase the Offer Price. On that basis, Company Management proposed to Parent an increase of the offer price to $16.00 per share in light of the Company’s current stock price, but Parent emphatically declined to do so, indicating that $15.75 was its final and best offer. Company Management reported Parent’s response to the Board.

Throughout the day of April 12, 2022, Dorsey and Gibson Dunn exchanged and discussed updated drafts of the merger agreement as the parties negotiated the final terms of the merger agreement. Also on April 12, 2022, Parent submitted additional due diligence questions, to which the Company responded and provided updated drafts of the Company Disclosure Letter.

Between March 31, 2022 and April 13, 2022, the Company, BofA Securities and Parent engaged in numerous meetings and communications regarding Parent’s outstanding diligence requests. After Parent and the Company confirmed that the outstanding due diligence requests had been resolved, the Company Disclosure Letter was finalized. The Company and Parent also drafted and discussed the joint press release announcing the execution of the merger agreement.

On April 13, 2022, the Board met with Duff & Phelps and Duff & Phelps verbally presented its fairness opinion and its analysis to the Board. Representatives of BofA Securities, Dorsey and Clark Hill also attended. The Duff & Phelps representative led the Board through Duff & Phelps’ process, methodology and analysis used in reaching its fairness conclusion. Following the meeting, Duff & Phelps delivered its signed written fairness opinion to the Board. A Dorsey representative then led the Board through a discussion of the final terms of the Merger Agreement and responded to questions. A representative of Dorsey and a representative of Clark Hill reviewed the Board’s fiduciary duties and responded to questions. The Board then determined to proceed with the Transaction on the terms agreed to in the proposed Merger Agreement. The Board adopted resolutions (i) approving, adopting and declaring advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger; (ii) determining that the transactions contemplated by the Merger Agreement, including the Offer and the Merger, are fair to, and in the best interests of, the Company and its stockholders; (iii) resolving that the Merger shall be governed by and effected under Section 251(h) of the DGCL; (iv) resolving and agreeing to recommend that the stockholders of the Company accept the Offer and tender their Shares to Merger Sub pursuant to the Offer; and (v) exempting Parent and Merger Sub, and the Transactions, from the Company’s 2020 Section 382 Rights Agreement dated July 24, 2020.

Later on April 13, 2022, the Company, Parent and Merger Sub signed and delivered the Merger Agreement.

On April 14, 2022, the Company filed a Current Report on Form 8-K announcing the execution of the Merger Agreement and issuing a joint press release, dated April 14, 2022. The joint press release is filed as Exhibit (a)(5)(A) to this Schedule 14D-9 and incorporated herein by reference. Upon the public announcement of the Merger Agreement, the standstill provisions in certain non-disclosure agreements between the Company and parties involved with the strategic alternatives process were no longer in effect.

Reasons for the Recommendation of the Board.

In evaluating the Merger Agreement and the Transactions, the Strategic Transaction Committee and the Board each consulted with Company Management and representatives of BofA Securities, Dorsey, and Clark Hill. The Board considered each of the following factors and reasons, among others, in context of the Company’s business plan of maximizing long-term stockholder value through the return of capital, which the Board adopted in late 2015 and has reaffirmed annually in reaching its recommendation that stockholders accept the Offer and tender their Shares to Merger Sub or Parent pursuant to the Offer. These factors and reasons are not necessarily presented in order of relative importance.

Reasons in favor of the proposed Transaction:

•	Market Risks Affecting Ability of the Company to Generate Sales and Return Capital. The Strategic Transaction Committee and the Board each considered the Company’s business plan of returning capital to stockholders and the Company’s long-term ability to generate stockholder value compared to the value that stockholders could realize in the proposed transaction. The Strategic Transaction Committee and the Board each weighed the business plan and the potential opportunities that it presented against, among other things: (1) the risks and uncertainties associated with achieving and executing on its business plan in the short and longer term; (2) the impact of market trends on the Company; (3) the lack of historical interest from potential purchasers of the Company; and (4) the general risks related to market conditions that could reduce the price of the Shares. Among the market trends and risks identified by the Strategic Transaction Committee and the Board were:

o

The potential negative impact of rising interest rates, including higher mortgage rates, on home construction and real estate development activities and resulting adverse effects on the demand for residential and commercial development in the Company’s markets and the water resources needed to support that development. Similarly, general economic downturns could adversely affect the Company’s ability to sell water assets for residential development needs, including by prolonging the time before the Company could monetize its water assets. In particular, the Board noted the significant price impairments and absence of sales that occurred from August 2008 to May 2018 in the North Valleys of Reno, where the majority of the company’s groundwater rights assets are located. Any future downturn in the Northern Nevada markets could diminish the Company’s prospects.

o

The inherent uncertainty in achieving the results reflected in the prospective financial information, especially due to the concentration of the Company’s assets in a few markets in Northern Nevada and the Southwest United States and the inability of the Company to control the timing of sales of water resources to residential developers in these markets. For example, a significant portion of the Company’s assets are concentrated in Northern Nevada. Therefore, any economic slowdown or disruption in construction and real estate development activities in Northern Nevada would be particularly harmful to the Company’s business and long-term prospects.

o

Increased and changing federal, state and local laws and regulations in light of increasing scarcity of water, particularly in the markets in which the Company operates (for example, reductions in the required minimum acre-feet dedicated per new single-family home, and regulatory trends favoring multi-family development) may materially reduce the Company’s volume of future potential water sales from pending water applications and prolong the timing of such sales, which could adversely affect the Company’s ability to execute on its business strategy and return capital to stockholders.

o

The Company’s ability to generate sufficient revenue to support returning capital to stockholders or to make additional investments in water resources may be impaired. In addition, the annual costs of continuing as a public company are significant, and the Company faces challenges in generating predictable and consistent operating cash flows to fully fund operations. Deteriorating economic conditions, and the resulting impacts on home construction and residential developments, could adversely affect the Company’s ability to sell water resources, or prolong the time before the Company could sell such resources, to generate sufficient cash to fund operations and fund returning capital to stockholders or additional investments. In addition, volatility in capital markets, combined with the Company’s niche industry and assets, make it difficult to obtain alternative sources of debt or equity financing on terms favorable to the Company, if at all. The Strategic Transaction Committee and the Board each noted that the price of the Company’s Shares could be negatively impacted if the Company failed to meet investor expectations, including if the Company failed to meet such expectations on the take down of its water resources.

•

Best Value Reasonably Obtainable. The belief of each of the Strategic Transaction Committee and the Board that the Offer Price represents the best value reasonably obtainable for the Shares, taking into account the familiarity of both the Strategic Transaction Committee and the Board, on a historical and prospective basis, with (1) the business, operations, prospects, business strategy, assets, liabilities and general financial condition of the Company; (2) the lengthy strategic review process overseen by the Strategic Transaction Committee; and (3) the terms of the merger agreement. The Strategic Transaction Committee and the Board each considered that the Offer Price constituted a premium of approximately 19% to the volume weighted average closing price of Shares for the 90 trading days prior to the initial announcement of the merger agreement on April 14, 2022 and a 39% premium to the Company’s book value of equity. The Strategic Transaction Committee and the Board also considered that Parent had stated that the Offer Price was its best and final offer with respect to the acquisition of the Company, and believed that the Offer Price represented the highest price that Parent was willing to pay.

•

Certainty of Value. The consideration to be received by the Company stockholders in the Offer and the Merger consists entirely of cash, which provides liquidity and certainty of value. The Strategic Transaction Committee and the Board each considered that (1) the Offer and the Merger are not subject to any financing condition; (2) Merger Sub has a high probability of completing the transaction; and (3) the Company has not received a competing bid. In addition, each of the Strategic Transaction Committee and the Board considered the Company’s growth opportunities and other strategic initiatives and the costs and risks inherent in pursuing those opportunities. The receipt of cash consideration eliminates significant uncertainty and risk for stockholders related to the continued execution of the Company’s business and the pursuit of growth opportunities.

•

Negotiations with Parent and Terms of the Merger Agreement. The terms of the Merger Agreement, which were each the product of arms’-length negotiations, and the belief of each of the Strategic Transaction Committee and the Board that such agreements contained customary terms. The factors considered include:

o

The Company’s ability, under certain circumstances, to furnish information to, and conduct negotiations with, third parties regarding a bona fide, unsolicited, superior takeover proposal (each a “Superior Proposal”).

o	The Strategic Transaction Committee’s and the Board’s view that the terms of the Merger Agreement would be unlikely to deter third parties from making a Superior Proposal.

o	The Board’s ability, under certain circumstances, to withdraw or modify its recommendation that stockholders tender their Shares pursuant to the Offer.

o

The Board’s ability, under certain circumstances, to terminate the Merger Agreement and to enter into Company Acquisition Agreement (as defined in the Merger Agreement). In that regard, the Strategic Transaction Committee and the Board each believed that the termination fee of $10,895,598.37 payable by the Company in such instance was reasonable, consistent with similar fees payable in comparable transaction, and not preclusive of other offers.

o	The limited conditions to Parent’s obligation to consummate the Offer and the Merger, making the Offer and the Merger substantially likely to be consummated.

o	The consummation of the Offer is subject to the satisfaction of the Minimum Tender Condition, which cannot be waived without the prior written consent of the Company.

o	The consummation of the Offer and Merger is not subject to a financing condition.

o	The Company’s ability to obtain specific performance of Parent’s obligations under the Merger Agreement.

•

Fairness Opinion of Duff & Phelps. The oral opinion of Duff & Phelps, subsequently confirmed in writing, rendered to the Board that as of April 13, 2022, subject to and based on the assumptions made, procedures followed, matters considered, limitations of the review undertaken, and qualifications contained in the Opinion, that the Offer Price to be received pursuant to, and in accordance with, the terms of the Merger Agreement by the holders of Shares, other than holders of the Cancelled Shares (as defined in the Merger Agreement), was fair, from a financial point of view, to the holders of Shares, other than holders of the Cancelled Shares, without giving effect to any impact of the Merger on any particular holder of the Shares, other than in its capacity as a holder Shares, as set forth in such opinion and as more fully described in the section of the Schedule 14D-9 captions “—Opinion of the Company’s Fairness Opinion Provider”.

•

Potential Strategic Alternatives. The (1) possible alternatives to the Transactions, including the possibility of continuing to operate the Company as an independent publicly traded entity or pursuing another transaction if available, and the desirability and perceived risk of those alternatives; (2) potential benefits and risk to stockholders of these alternatives and the timing and likelihood of effecting such alternatives and the risk inherent in them; and (3) the Strategic Transaction Committee’s and the Board’s assessment that none of these alternatives was reasonably likely to present superior opportunities for the Company to create greater value for stockholders, taking into account the risk of execution as well as economic, business, competitive, financial, industry, market and regulatory risks.

•

Results of the Strategic Review Process. The execution of the merger agreement was the result of an extensive and lengthy strategic review process that solicited bids from a large number of potential purchasers and was overseen by the Strategic Transaction Committee, with the assistance of BofA Securities, that was composed of the members of the Board who were independent of management.

•

Speed and Likelihood of Completion. The Strategic Transaction Committee and the Board each considered the high likelihood of completion of the Offer and the Merger in light of the terms of the Merger Agreement and the conditions to consummating the Offer, including:

o

The anticipated timing of the consummation of the Offer and the Merger, and the structure of the Transactions as a tender offer for the Shares pursuant to Section 251(h) of the DGCL, which, subject to the satisfaction or waiver of the applicable conditions set forth in the Merger Agreement, permits the consummation of the Offer and the Merger in a rapid manner.

o	The limited number and scope of conditions to the Offer and the Merger contained in the Merger Agreement.

o	The limited rights of Parent to extend the Offer.

•

Potentially Interested Counterparties. The Strategic Transaction Committee and the Board considered the process conducted by the Company with the assistance of BofA Securities, to identify whether other potential parties were interested in pursuing an acquisition of the Company on attractive terms, and to contact those parties believed to be most likely to have interest in pursuing a strategic transaction involving the Company; and considered the response received, if any, from such contacted parties.

•

Availability of Appraisal. The Board also considered the availability of appraisal rights under Delaware law to holders of shares of common stock who do not tender their Shares in the Offer and comply with all of the required procedures under Delaware law, which provide those eligible stockholders with an opportunity to have a Delaware court determine the fair value of their shares, which may be more than, less than, or the same as the amount such stockholders would have received under the Merger Agreement.

The Strategic Transaction Committee and the Board each also considered a number of uncertainties and risks and other potentially negative factors, including the following (which are not necessarily presented in order of relative importance):

•

No Stockholder Participation in Future Growth or Earnings. The nature of the Offer and the Merger as cash transactions means that stockholders will not participate in the future earnings or growth of the Company and will not benefit from any appreciation in value of the Surviving Corporation.

•

No-Shop Restrictions. The restrictions in the Merger Agreement on the Company’s ability to solicit other acquisition proposals during the pendency of the Transactions (subject to certain exceptions to allow the Board to exercise its fiduciary duty to accept a Superior Proposal).

•

Risks Associated with Failure to Consummate the Offer and the Merger. The possibility that the Offer and the Merger might not be consummated, and if not consummated, (1) the Company’s directors, senior management and other employees will have expended extensive time and effort and will have experienced significant distractions from their work during the pendency of the transaction; (2) the Company will have incurred significant transaction and other costs; (3) the Company’s continuing business relationships with customers, business partners and employees may be adversely affected (including through the departure of key employees); (4) the trading price of the Shares could be adversely affected; (5) that the other contractual and legal remedies available to the Company in the event of termination of the Merger Agreement may be insufficient, costly to pursue, or both; (6) the potential adverse market perception on the Company’s prospects; and (7) the termination fee of $10,895,598.37 may become payable by the Company to the Parent upon termination of the Merger Agreement under certain circumstances.

•

Interim Restrictions on the Company’s Business Pending the Completion of the Merger. The restrictions on the conduct of the Company’s business prior to the consummation of the Offer and the Merger, including the requirement that the Company conduct its business in the ordinary course, subject to specific limitations which may delay or prevent the Company from undertaking strategic initiatives before the completion of the Offer and the Merger that, absent the Merger Agreement, the Company may have pursued.

•

Effect of the Merger Announcement. The continued potential effect of the announcement and pendency of the Transactions, including (1) effects on the Company’s employees, customers, operating results and stock price; (2) the impact on the Company’s ability to attract and retain key management personnel; and (3) the potential for litigation in connection with the Offer and the Merger.

•

Termination Fee Payable by the Company. The requirement that the Company pay the Parent a termination fee of $10,895,598.37, plus certain reimbursement obligations, under certain circumstances following termination of the Merger Agreement, including if the Board terminates the Merger Agreement to accept a Superior Proposal or the Board changes its recommendation in favor of the Offer. The Strategic Transaction Committee and the Board each considered the potentially discouraging impact that the termination fee could have on another entity’s interest in making a competing proposal to acquire the Company.

•

Taxable Consideration. The receipt of cash in exchange for the shares of the Company’s capital stock pursuant to the Offer and Merger will be a taxable transaction for U.S. federal income tax purposes for many stockholders.

•

Interests of the Company’s Directors and Executive Officers. The interests of the Company’s directors and executive officers in the Offer and Merger may be different from, or in addition to, those of the Company’s other stockholders. Such interest are more fully described in the sections of this Schedule 14D-9 captioned “Item 3. Past Contacts, Transaction, Negotiation and Agreements”.

•	Litigation Risk. The risk of litigation in connection with the execution of the Merger Agreement, the completion of the Offer and the consummation of the Merger.

•

Regulatory Approval and Risks of Pending Actions. The risks associated with the need to make antitrust filings, and obtain antitrust consents and approvals in the United States, as further described under the heading “Item 8. Additional Information – Regulatory Approvals; United States Antitrust Compliance”.

•	Risks that the Minimum Tender Condition Might not be Satisfied. The possibility that the Company’s stockholders will tender an insufficient number of Shares to meet the Minimum Tender Condition.

In addition to considering the factors described above, the Board was aware of and considered its fiduciary duties in light of all the foregoing factors.

The Board believed that, overall, the potential benefits of the Offer and the Merger to the Company’s stockholders outweighed the risks, and that the Merger Agreement was reasonably likely to represent the most attractive alternative for stockholders of the Company. In analyzing the Offer and the Merger, the Board and Company Management were assisted and advised by legal counsel and financial advisors.

The foregoing discussion of information and reasons considered by the Board is not intended to be exhaustive. In light of the variety of reasons considered in connection with its evaluation of the Offer and the Merger, the Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific reasons considered in reaching its determinations and recommendations. Moreover, each member of the Board applied his or her own personal business judgment to the process and may have given different weight to different reasons.

In considering the recommendation of the Board that the Company’s stockholders accept the Offer and tender their shares of Company common stock to Merger Sub pursuant to the Offer, the Company’s stockholders should be aware that the Company’s directors and executive officers may have interests in the Merger that are different from, or in addition to, the other stockholders of the Company. The Board was aware of and considered these interests, among other matters, in evaluating and negotiating the Merger Agreement and in recommending that the Company’s stockholders accept the Offer and tender their shares of Company common stock to Merger Sub pursuant to the Offer. See the section entitled “Item 3. Past Contacts, Transaction, Negotiations and Agreements—Arrangements with Current Executive Officers, Directors, and Affiliates of the Company.”

Intent to Tender.

To the Company’s knowledge, after making reasonable inquiry, all of the Company’s executive officers and directors currently intend to tender or cause to be tended pursuant to the Offer all Shares held of record or beneficially owned by such persons (other than Shares for which such holder does not have discretionary authority).

Certain Company Summary Financial Projections.

Although the Company has from time to time provided limited financial guidance to investors, which may have covered, among other items, liquidity and anticipated revenue, Company Management does not, as a matter of course, publicly disclose forecasts or internal projections as to future performance, or result of operations, earning or other results, or estimated intrinsic value due to among other things, the inherent difficulty of predicting financial performance for future periods and the likelihood that the underlying assumptions and estimates may not be realized. However, in connection with the evaluation of the proposed transaction with Parent and other strategic alternatives, the Company’s senior management prepared certain non-public, unaudited prospective financial information for fiscal years 2023 through 2047 (the “Management Projections”), which were provided to the Board in connection with its consideration of the Offer and Merger and to BofA Securities, the Company’s financial advisor. The Management Projections were also provided to Duff & Phelps and were relied up on by Duff & Phelps in connection with the rendering of its opinion to the Board and in performing the related financial analysis as described under “—Opinion of the Company’s Fairness Opinion Provider” and were the only financial projections with respect to the Company used by Duff & Phelps in performing such financial analysis. The Management Projections were also provided to Parent.

The Company is summarizing the Management Projections in this Schedule 14D-9 to give its stockholders access to certain non-public, unaudited prospective financial information that was prepared for the Board for purposes of considering and evaluating Parent’s proposal. The Company makes and has made no representations to Parent, in the Merger Agreement or otherwise, concerning the accuracy of any projected financial information.

The Management Projections were based upon certain financial, operating and commercial assumptions developed solely using the information available to Company Management at the time the Management Projections were created.

Cautionary Note about the Management Projections.

The Management Projections, while necessarily presented with numerical specificity, are based on numerous variables and assumptions that are inherently uncertain and many of which were beyond the Company’s control. The Management Projections reflect numerous estimates and assumptions made by Company Management, based on information available at the time the Management Projections were developed, with respect to industry performance and competition, regulatory conditions, general business, economic, market and financial conditions and matters specific to the Company, all of which were difficult to predict and many of which were beyond the Company’s control. As a result, there can be no assurance that the Management Projections accurately reflect future trends or accurately estimate the future market for the Company’s products. The Management Projections also reflect assumptions as to certain business decisions that are subject to change. Important factors that may affect actual results and result in the Management Projections not being achieved include, but are not limited to, future estimated sales prices being obtained in the projections, estimated volume of water sold occurring in the periods presented in the projections, estimated costs of infrastructure required to be permitted and built to monetize certain assets, assumptions regarding volumes of water under current permit applications, future tax rates and on estimated taxable gains and the full utilization of the Company’s net operating losses, estimated future project and overhead costs including management bonuses, and other risk factors described in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021, and its subsequent Quarterly Reports on Form 10-Q and current reports on Form 8-K. In addition, the Management Projections may be affected by the Company’s ability to achieve strategic goals, objectives and targets over the applicable periods. Further, the Management Projections cover multiple years and, by their nature, become subject to greater uncertainty with each successive year. Accordingly, there can be no assurance that the Management Projections will be realized, and actual results may vary materially from those results projected.

In light of the foregoing factors and the uncertainties inherent in the Management Projections, holders of Shares are cautioned not to place undue, if any, reliance on the Management Projections. The Management Projections were not prepared with a view toward public disclosure. The inclusion of the Management Projections in this Schedule 14D-9 should not be regarded as an indication that the Company or any of its affiliates, advisors or representatives considered or considers the Management Projections to be predictive of actual future events, and the Management Projections should not be relied upon as such or construed as financial guidance. Neither the Company nor any of its affiliates assumes any responsibility for the accuracy of this information. Neither the Company nor any of its affiliates, advisors, officers, directors or representatives can give any assurance that actual results will not differ from the Management Projections, and none of them undertakes any obligation to update or otherwise revise or reconcile the Management Projections to reflect circumstances existing after the date the Management Projections were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the Management Projections are shown to be in error. The Company does not intend to make publicly available any update or other revision to the Management Projections, except as otherwise required by law. Neither the Company nor any of its affiliates, advisors, officers, directors or representatives has made or makes any representation or warranty to any holder of Shares or other person regarding the ultimate performance of the Company compared to information contained in the Management Projections, including, but not limited to, assumptions relating to market size, market share, competition, pricing, infrastructure costs, acquisitions and other capital expenditures, overall future demand for the Company’s assets and services, timing and quantum of Company asset sales in any future period, volumes of water permitted and granted from water applications and existing permitted water rights, regulatory limits on the allocation or use of Company assets or both, reimbursement, general and administrative expenses, effective tax rate and utilization of net operating losses and other relevant factors related to the Company’s long-range operating plan. The Management Projections were prepared based on the Company’s continued operation as a stand-alone business and do not take into account the Offer, including the effect of any business or strategic decision or action that has been or will be taken as a result of the execution of the Merger Agreement. The Management Projections are subjective in many respects and are thus subject to interpretation.

The Management Projections were not prepared with a view toward compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts, or U.S. generally accepted accounting principles (“GAAP”). Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP, and non-GAAP financial measures as used by the Company may not be comparable to similarly titled amounts used by other companies. In addition, the Management Projections were not prepared with the assistance of, or reviewed, compiled or examined by, independent accountants. The Management Projections are not being included in this Schedule 14D-9 to influence any stockholder’s decision whether to tender such stockholder’s Shares in the Offer, but instead are being included because the Management Projections were provided to the Board and to Duff & Phelps to evaluate the Transactions. The Management Projections may differ from publicly available analyst estimates, and the Management Projections do not take into account any events or circumstances after the date they were prepared, including the announcement of the Offer and Merger.

THE COMPANY DOES NOT INTEND TO UPDATE OR OTHERWISE REVISE THE MANAGEMENT PROJECTIONS TO REFLECT CIRCUMSTANCES EXISTING AFTER THE DATE WHEN MADE OR TO REFLECT THE OCCURRENCE OF FUTURE EVENTS, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING THE MANAGEMENT PROJECTIONS ARE NO LONGER APPROPRIATE.

The following Management Projections were prepared on February 10, 2022, by Company Management based on their assumptions about the Company’s continued operation as a stand-alone, publicly traded company.

Project Name	Total Cash Flows ($000s)	2022	2023	2024	2025	2026
1) Fish Springs Ranch	$477,754	$15,224	$29,579	$50,098	$62,632	$56,646
2) Dayton	$40,886	($621)	($2,916)	$4,189	$6,719	$7,183
3) SS & SC	$145,668	($1,268)	($10,625)	($11,420)	$10,978	$3,324
4) 950 Ranch	$4,800	$4,800	$0	$0	$0	$0
5) Arizona Water Credits—Vidler Credits	$87,845	$43,837	$45,338	($5,055)	($54)	($93)
6) Arizona Water Credits—AMA Credits	$12,166	$12,166	$0	$0	$0	$0
7) Tule II	$45,746	($111)	$21,648	($118)	($121)	($125)
8) Clover Valley	$94,442	($9)	($9)	($9)	($109)	($110)
9) Dry Lake	$4,536	($8)	($8)	($9)	($9)	($9)
10) Kane Springs	$20,740	($65)	$3,473	($299)	($271)	$5,818
11) Lower Rio Grande (“LRG”)	$7,795	$27	$35	$2,452	$2,576	$2,706
12) Sandy Valley	$878	$0	$378	$0	$500	$0
13) Vidler Tunnel, CO	$4,192	$122	$4,071	$0	$0	$0
14) Muddy Valley	$2,340	$33	$34	$35	$36	$37
Overhead	($81,514)	($4,810)	($4,762)	($4,714)	($4,667)	($4,620)
Taxes	($127,762)	($3,126)	($2,635)	($3,284)	($12,891)	($13,406)

TOTAL	$740,514	$66,191	$83,601	$31,866	$65,317	$57,351

Project Name	2027	2028	2029	2030	2031
1) Fish Springs Ranch	$44,867	$23,663	$17,184	$17,712	$23,282
2) Dayton	$4,526	$3,197	$3,170	$2,658	$2,720
3) SS & SC	$7,450	$10,364	$10,669	$9,634	$13,097
4) 950 Ranch	$0	$0	$0	$0	$0
5) Arizona Water Credits—Vidler Credits	$168	$170	$171	$173	$175
6) Arizona Water Credits—AMA Credits	$0	$0	$0	$0	$0
7) Tule II	($129)	($133)	($137)	($141)	$8,543
8) Clover Valley	($110)	($110)	($11)	($11)	($11)
9) Dry Lake	($9)	($10)	$4,598	$0	$0
10) Kane Springs	$5,992	$6,172	($80)	$0	$0
11) Lower Rio Grande (“LRG”)	$0	$0	$0	$0	$0
12) Sandy Valley	$0	$0	$0	$0	$0
13) Vidler Tunnel, CO	$0	$0	$0	$0	$0
14) Muddy Valley	$38	$40	$2,086	$0	$0
Overhead	($4,574)	($4,528)	($4,483)	($4,438)	($4,394)
Taxes	($9,937)	($6,251)	($4,894)	($4,335)	($7,544)

TOTAL	$48,281	$32,574	$28,274	$21,252	$35,868

Project Name	2032	2033	2034	2035	2036
1) Fish Springs Ranch	$20,520	$15,016	$11,454	$17,503	$17,775
2) Dayton	$2,783	$2,847	$2,929	$1,503	$0
3) SS & SC	$14,760	$13,914	$15,503	$17,449	$19,870
4) 950 Ranch	$0	$0	$0	$0	$0
5) Arizona Water Credits—Vidler Credits	$177	$178	$180	$182	$183
6) Arizona Water Credits—AMA Credits	$0	$0	$0	$0	$0
7) Tule II	$8,285	$8,284	$0	$0	$0
8) Clover Valley	$46,133	$24,048	$24,760	($0)	($0)
9) Dry Lake	$0	$0	$0	$0	$0
10) Kane Springs	$0	$0	$0	$0	$0
11) Lower Rio Grande (“LRG”)	$0	$0	$0	$0	$0
12) Sandy Valley	$0	$0	$0	$0	$0
13) Vidler Tunnel, CO	$0	$0	$0	$0	$0
14) Muddy Valley	$0	$0	$0	$0	$0
Overhead	($4,152)	($3,924)	($3,708)	($3,504)	($3,311)
Taxes	($17,023)	($11,338)	($9,433)	($5,744)	($6,055)

TOTAL	$71,482	$49,025	$41,685	$27,388	$28,462

Project Name	2037	2038	2039	2040	2041
1) Fish Springs Ranch	$14,597	$14,765	$13,789	$662	$675
2) Dayton	$0	$0	$0	$0	$0
3) SS & SC	$15,648	$1,488	$1,548	$1,611	$1,675
4) 950 Ranch	$0	$0	$0	$0	$0
5) Arizona Water Credits—Vidler Credits	$185	$187	$188	$190	$191
6) Arizona Water Credits—AMA Credits	$0	$0	$0	$0	$0
7) Tule II	$0	$0	$0	$0	$0
8) Clover Valley	($0)	($0)	($0)	($0)	($0)
9) Dry Lake	$0	$0	$0	$0	$0
10) Kane Springs	$0	$0	$0	$0	$0
11) Lower Rio Grande (“LRG”)	$0	$0	$0	$0	$0
12) Sandy Valley	$0	$0	$0	$0	$0
13) Vidler Tunnel, CO	$0	$0	$0	$0	$0
14) Muddy Valley	$0	$0	$0	$0	$0
Overhead	($3,129)	($2,957)	($2,794)	($2,641)	($2,495)
Taxes	($4,845)	($2,569)	($2,450)	($0)	$0

TOTAL	$22,456	$10,915	$10,281	($178)	$46

Project Name	2042	2043	2044	2045	2046	2047
1) Fish Springs Ranch (1)	$689	$703	$717	$731	$746	$761
2) Dayton	$0	$0	$0	$0	$0	$0
3) SS & SC	$0	$0	$0	$0	$0	$0
4) 950 Ranch	$0	$0	$0	$0	$0	$0
5) Arizona Water Credits—Vidler Credits	$193	$194	$195	$197	$198	$199
6) Arizona Water Credits—AMA Credits	$0	$0	$0	$0	$0	$0
7) Tule II	$0	$0	$0	$0	$0	$0
8) Clover Valley	($0)	$0	$0	$0	$0	$0
9) Dry Lake	$0	$0	$0	$0	$0	$0
10) Kane Springs	$0	$0	$0	$0	$0	$0
11) Lower Rio Grande (“LRG”)	$0	$0	$0	$0	$0	$0
12) Sandy Valley	$0	$0	$0	$0	$0	$0
13) Vidler Tunnel, CO	$0	$0	$0	$0	$0	$0
14) Muddy Valley	$0	$0	$0	$0	$0	$0
Overhead	($1,722)	($1,188)	$0	$0	$0	$0
Taxes	$0	$0	$0	$0	$0	$0

TOTAL	($841)	($292)	$912	$928	$944	$960

(1)	Cash flow for Fish Springs Ranch is projected to increase 2% per year from 2048 through 2054, assuming lessee exercises its options under the solar land lease.

Opinion of the Company’s Fairness Opinion Provider.

On March 14, 2022, the Company retained Duff & Phelps to serve as an independent financial advisor to the Board (solely in their capacity as members of the Board), specifically to provide the Board with a fairness opinion in connection with the Merger. On April 13, 2022, Duff & Phelps delivered its opinion, dated April 13, 2022 (the “Opinion”), to the Board (solely in their capacity as members of the Board) that, as of the date of the Opinion and subject to and based on the assumptions made, procedures followed, matters considered, limitations of the review undertaken and qualifications contained in the Opinion, the Offer Price to be received by the holders of Shares, other than holders of the Cancelled Shares (as defined in the Merger Agreement), in the

Merger is fair, from a financial point of view, to the holders of Shares, other than holders of Cancelled Shares, without giving effect to any impact of the Merger on any particular holder of Shares other than in its capacity as a holder of Shares.

In selecting Duff & Phelps, the Board considered, among other things, the fact that Duff & Phelps is a global leader in providing fairness opinions to boards of directors. Duff & Phelps is regularly engaged in the valuation of businesses and their securities and the provision of fairness opinions in connection with various transactions. The Board further decided to engage Duff & Phelps to provide a fairness opinion based on Duff & Phelps’ qualifications, experience and ability to analyze and value the Company based upon the Company’s unique assets and the Company’s project-by-project cash flow projections using various discount rates deemed appropriate for each Company project as determined by Duff & Phelps.

The Opinion was approved by Duff & Phelps’ fairness opinions committee. The Opinion was provided for the information of, and directed to, the Board for its information and assistance in connection with the Merger.

The full text of the Opinion is attached to this 14D-9 as Annex A and is incorporated into this document by reference. The summary of the Opinion set forth herein is qualified in its entirety by reference to the full text of the Opinion. The Company’s stockholders are urged to read the Opinion carefully and in its entirety for a discussion of the procedures followed, assumptions made, matters considered, limitations of the review undertaken by Duff & Phelps in connection with the Opinion, as well as other qualifications contained in the Opinion.

In connection with the Opinion, Duff & Phelps made such reviews, analyses and inquiries as it deemed necessary and appropriate under the circumstances to enable Duff & Phelps to render the Opinion. Duff & Phelps also took into account its assessment of general economic, market and financial conditions, as well as its experience in securities and business valuation, in general, and with respect to similar transactions, in particular. Duff & Phelps’ procedures, investigations and financial analysis with respect to the preparation of the Opinion included, but were not limited to, the items summarized below:

•	The Company’s annual reports and audited financial statements on Form 10-K filed with the Securities and Exchange Commission (“SEC”) for the years ended December 31, 2020 and December 31, 2021;

•	other internal documents relating to the history, current operations, and probable future outlook of the Company provided by Company Management, including management’s cash flow projections;

•	Company Management presentation titled Project Potable February 2022;

•	April 13, 2022 draft of the Merger Agreement;

•	discussed the information referred to above and the background and other elements of the Merger with Company Management;

•	reviewed the historical trading price and trading volume of the Company’s common stock;

•	performed certain valuation and comparative analyses using generally accepted valuation and analytical techniques including a discounted cash flow analysis; and

•	conducted such other analyses and considered such other factors as Duff & Phelps deemed appropriate.

In performing its analyses and rendering the Opinion with respect to the Merger, Duff & Phelps, with the consent of the Company and the Board:

•

relied upon the accuracy, completeness, and fair presentation of all information, data, advice, opinions and representations obtained from public sources or provided to it from private sources, including Company Management, and did not independently verify such information;

•

relied upon the fact that the Board and the Company have been advised by counsel as to all legal matters with respect to the Merger, including whether all procedures required by law to be taken in connection with the Merger have been duly, validly and timely taken;

•

assumed that any estimates, evaluations, forecasts and projections furnished to Duff & Phelps were reasonably prepared and based upon the best currently available information and good faith judgment of the person furnishing the same, and Duff & Phelps expresses no opinion with respect to such projections or the underlying assumptions;

•	assumed that information supplied by and representations made by Company Management are substantially accurate regarding the Company and the Merger;

•	assumed that the representations and warranties made in the Merger Agreement are substantially accurate;

•	assumed that the final versions of all documents reviewed by Duff & Phelps in draft form conform in all material respects to the drafts reviewed;

•

assumed that there has been no material change in the assets, liabilities, financial condition, results of operations, business, or prospects of the Company since the date of the most recent financial statements and other information made available to Duff & Phelps, and that there is no information or facts that would make the information reviewed by Duff & Phelps incomplete or misleading;

•

assumed that all of the conditions required to implement the Merger will be satisfied and that the Merger will be completed in accordance with the Merger Agreement without any amendments thereto or any waivers of any terms or conditions thereof; and

•	assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Merger will be obtained without any adverse effect on the Company.

To the extent that any of the foregoing assumptions or any of the facts on which the Opinion was based prove to be untrue in any material respect, the Opinion cannot and should not be relied upon. Furthermore, in Duff & Phelps’ analysis and in connection with the preparation of the Opinion, Duff & Phelps made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of any party involved in the Merger.

Duff & Phelps prepared the Opinion effective as of the date thereof. The Opinion was necessarily based upon market, economic, financial and other conditions as they existed and could be evaluated as of the date thereof, and Duff & Phelps disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the Opinion which may come or be brought to the attention of Duff & Phelps after the date thereof.

Duff & Phelps did not evaluate the Company’s solvency or conduct an independent appraisal or physical inspection of any specific assets or liabilities (contingent or otherwise). Duff & Phelps was not requested to, and did not, (i) initiate any discussions with, or solicit any indications of interest from, third parties with respect to the Merger, the assets, businesses or operations of the Company, or any alternatives to the Merger, (ii) negotiate the terms of the Merger, and therefore, Duff & Phelps assumed that such terms are the most beneficial terms, from the Company’s perspective, that could, under the circumstances, be negotiated among the parties to the Merger, or (iii) advise the Board or any other party with respect to alternatives to the Merger.

Duff & Phelps did not express any opinion as to the market price or value of the Company’s common stock (or anything else) either before or after the announcement or the consummation of the Merger. The Opinion should not be construed as a valuation opinion, credit rating, solvency opinion, an analysis of the Company’s credit worthiness, as tax advice, or as accounting advice. Duff & Phelps did not make, and assumed no responsibility to make, any representation, or render any opinion, as to any legal matter.

In rendering the Opinion, Duff & Phelps did not express any opinion with respect to the amount or nature of any compensation to any of the Company’s officers, directors, or employees, or any class of such persons, relative to the Offer Price to be received by the holders of shares of the Company’s common stock in the Merger, or with respect to the fairness of any such compensation.

The Opinion was furnished for the use and benefit of the Board in connection with its consideration of the Merger and was not intended to, and does not, confer any rights or remedies upon any other person, and was not intended to be used, and may not be used, by any other person or for any other purpose, without Duff & Phelps’ express consent. The Opinion (i) did not address the merits of the underlying business decision to enter into the Merger versus any alternative strategy or transaction; (ii) did not address any transaction related to the Merger; (iii) was not a recommendation as to how the Board or any holder of shares of the Company’s common stock should vote or act with respect to any matters relating to the Merger, or whether to proceed with the Merger or any related transaction, and (iv) did not indicate that the Offer Price to be received by the holders of shares of the Company’s common stock in the Merger was the best possibly attainable under any circumstances; instead, it merely stated whether the Offer Price to be received by the holders of shares of the Company’s common stock in the Merger was within, or above, a range suggested by certain financial analyses. The decision as to whether to proceed with the Merger or any related transaction may depend on an assessment of factors unrelated to the financial analysis on which the Opinion was based. The Opinion should not be construed as creating any fiduciary duty on the part of Duff & Phelps to any party.

Set forth below is a summary of the material analyses performed by Duff & Phelps in connection with the delivery of the Opinion to the Board. This summary is qualified in its entirety by reference to the full text of the Opinion, attached to this 14D-9 as Annex A. While this summary describes the analyses and factors that Duff & Phelps deemed material in its presentation to the Board, it is not a comprehensive description of all analyses and factors considered by Duff & Phelps. The preparation of a fairness opinion is a complex process that involves various determinations as to appropriate and relevant methods of financial analysis and the application of these methods to the particular circumstances. Therefore, a fairness opinion is not readily susceptible to partial analysis or summary description. In arriving at the Opinion, Duff & Phelps did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, Duff & Phelps believes that its analyses must be considered as a whole and that selecting portions of its analyses and of the factors considered by it in rendering the Opinion without considering all analyses and factors could create a misleading or incomplete view of the evaluation process underlying the Opinion. The conclusion reached by Duff & Phelps was based on all analyses and factors taken as a whole, and also on the application of Duff & Phelps’ own experience and judgment.

The Management Projections were furnished to Duff & Phelps for purposes of its analysis. The Company does not publicly disclose internal management projections of the type provided to Duff & Phelps in connection with Duff & Phelps’ analysis, and such projections were not prepared with a view toward public disclosure. The Management Projections were based on numerous variables and assumptions that are inherently uncertain and may be beyond the control of Company Management. Accordingly, actual results could vary significantly from those set forth in the Management Projections. For more information regarding the use of the Management Projections and other forward-looking statements, please refer to the section entitled “—Certain Company Summary Financial Projections” beginning on page 27.

Discounted Cash Flow Analysis.

The Discounted Cash Flow (“DCF”) analysis approach is a valuation technique that provides an estimate of the value of an asset (or business) based on the cash flows that it is expected to generate over its life. The estimated cash flows for each year are converted to their present value equivalents using a rate of return appropriate for the risk of achieving the projected cash flows. The present value of the estimated cash flows is then added together to arrive at an estimate of value for the asset (or business).

Duff & Phelps performed a DCF analysis for each of the Company’s projects, including Fish Spring Ranch, Dayton, Stage Coach & Silver Springs, 950 Ranch, Harquahala Credits, Phoenix AMA Credits, Tule Desert, Clover Valley, Dry Lake Valley, Kane Springs Valley, Lower Rio Grande, Sandy Valley, Potable Tunnel and Muddy River. Duff & Phelps used the Management Projections as the basis for its DCF analyses. The DCF analysis for each project runs through Company Management’s projected holding period for each project. Annual project cash flows were assumed to occur at the end of each year in consideration of the significant cash flow timing uncertainty expressed by members of the Board and Company Management.

The discount rates used by Duff & Phelps were based on discussions with Company Management regarding the risks of the projected cash flows for each project. The discount rate selections were impacted by factors such as the stage of development of the project, the term to projected cash flow realization, permitting risk, litigation risk and other factors. Duff & Phelps applied discount rates ranging from 5.0% to 35.0% to Company Management’s projected cash flows for the projects, depending on the risks associated with each project.

Duff & Phelps also performed DCF analyses for the Company’s overhead expenses and taxes, each on an aggregate basis. Projected annual overhead expenses were discounted at a range of 6.0% to 8.0%, reflecting the certainty and stability of those costs. An estimate of the present value of future management bonuses were added to the present value of overhead expenses, based on discussions with Company Management. Projected annual taxes were discounted using a weighted discount rate based on the projected annual taxable income from the projects and their associated discount rates.

Based on its assumptions, Duff & Phelps’ DCF analysis resulted in an estimated value range of $245.1 million to $306.7 million, before the inclusion of cash and equivalents. Duff & Phelps added cash and equivalents as of December 31, 2021 (adjusted for share repurchases after December 31, 2021) to its DCF analysis, which resulted in an equity value conclusion range of $273.4 million to $335.0 million. Duff & Phelps divided the equity value conclusion range by the fully diluted shares outstanding of 18.445 million, including 18.3 million common shares and 145,314 restricted stock units, resulting in a per share value range of $14.82 to $18.16.

Due to the uniqueness of the assets of the Company, Duff & Phelps’ valuation analysis was limited to a DCF analysis. Other traditional valuation methodologies, such as an analysis of selected public companies and an analysis of selected mergers and acquisitions, were not relevant, since the Company is not sufficiently comparable to other publicly traded companies or other targets of mergers and acquisitions.

Other Information.

Duff & Phelps noted the following to the Board solely for informational purposes:

•	The offer price of $15.75 per share represented a 4.1% discount to the April 11, 2022 closing price of $16.43 per share.

•

Following March 29, 2022 (the date the Board verbally agreed to the Offer Price of $15.75 per share, subject to completion of due diligence and finalizing negotiations of the Merger Agreement), the trading volume in the Company’s common stock increased significantly compared to historical average trading volumes.

•

The Offer Price of $15.75 per share represented a 14.0% premium to the March 29, 2022 closing price of $13.82 per share and a 26.2% premium to the 30-day volume weighted average price as of March 29, 2022 of $12.48 per share.

•	For the three years prior to March 29, 2022, the Company’s common stock had not closed above $15.75 per share.

Fees and Expenses.

As compensation for Duff & Phelps’ services in connection with the rendering of the Opinion to the Board, the Company agreed to pay Duff & Phelps a fee of $525,000. A portion of the fee was payable upon the engagement of Duff & Phelps and a portion was payable upon Duff & Phelps informing the Company that it was prepared to deliver the Opinion. No portion of Duff & Phelps’ fee is refundable or contingent upon the consummation of a transaction or the conclusion reached in the Opinion.

Furthermore, the Company agreed to: (i) pay Duff & Phelps additional fees at Duff & Phelps’ standard hourly rates for any time incurred should Duff & Phelps be called upon to support its findings subsequent to the delivery of the Opinion, (ii) reimburse Duff & Phelps for its expenses and fees and expenses of outside counsel retained by Duff & Phelps in connection with the engagement, and (iii) indemnify Duff & Phelps for certain liabilities arising out of its engagement.

The terms of the fee arrangements with Duff & Phelps, which the Company believes are customary in transactions of this nature, were negotiated at arm’s length, and the Board is aware of these fee arrangements.

Disclosure of Prior Relationships.

During the two years preceding the date of the Opinion, Duff & Phelps did not have any material relationship with any party to the Merger for which compensation was received or was intended to be received, nor is any such material relationship or related compensation mutually understood to be contemplated.

Item 5. Person/Assets, Retained, Employed, Compensated or Used.

The Company retained BofA Securities to serve as its financial advisor in connection with the Transactions. The Company selected BofA Securities as its financial advisor because, among other things, BofA Securities is an internationally recognized investment banking firm that has substantial experience in transactions similar to the Transactions. The Company also retained Duff & Phelps to provide the Board with a fairness opinion, as further described in “Item 4. The Solicitation or Recommendation—Opinion of the Company’s Fairness Opinion Provider”, which is filed as Annex A hereto. The Board selected Duff & Phelps based on Duff & Phelps’ international reputation, qualifications, experience and ability to analyze and value the Company based upon the Company’s unique assets and the Company’s project-by-project cash flow projections using various discount rates deemed appropriate for each Company project as determined by Duff & Phelps.

In connection with BofA Securities’ services as one of the Company’s financial advisors, the Company has agreed to pay BofA Securities a transaction fee of $4.0 million, which is contingent upon consummation of the Transactions. In addition, the Company has agreed to reimburse BofA Securities for certain reasonable expenses, including outside counsel fees, and to indemnify BofA Securities and related persons against various liabilities.

In connection with Duff & Phelps’ engagement in connection with the fairness opinion, the Company has agreed to pay Duff & Phelps, $525,000, of which $100,000 was paid as a non-refundable deposit. In addition, the Company has agreed to reimburse Duff & Phelps for certain reasonable expenses, including outside counsel fees, and to indemnify Duff & Phelps and related persons against various liabilities.

See “Item 4. The Solicitation or Recommendation—Background of the Offer; Reasons for the Recommendation of the Board—Background of the Offer” and “—Opinion of the Company’s Fairness Opinion Provider” for additional information related to Duff & Phelps’ retention fairness opinion provider, which is hereby incorporated by reference into this Item 5.

Except as set forth above, neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the stockholders of the Company on its behalf with respect to the Offer or Merger, except that such solicitations or recommendations may be made by directors, officers or employees of the Company, for which services no additional compensation will be paid.

Item 6. Interest in Securities of the Subject Company.

No transactions with respect to Shares have been effected by the Company or, to the knowledge of the Company after making reasonable inquiry, by any of its executive officers, directors, affiliates or subsidiaries during the 60 days prior to the date of this Schedule 14D-9, other than the grant of Company RSUs to Ms. Timian-Palmer and Mr. Webb on March 23, 2022, under the Executive Bonus Plan relating to 2021 performance.

Item 7. Purpose of the Transaction and Plans or Proposals.

Except as indicated in this Schedule 14D-9, the Company is not undertaking or engaged in any negotiations in response to the Offer that relate to (1) a tender offer for or other acquisition of the Company’s securities by the Company, the Company’s subsidiaries or any other person, (2) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or the Company’s subsidiaries, (3) any purchase, sale or transfer of a material amount of assets of the Company or the Company’s subsidiaries, or (4) any material change in the present dividend rate or policy, indebtedness or capitalization of the Company. Except as described in this Schedule 14D-9, there are no transactions, board resolutions, agreements in principle or signed contracts that were entered into in response to the Offer that relate to, or would result in, one or more of the matters referred to in the preceding sentence.

Item 8. Additional Information.

Appraisal Rights.

Holders of Shares will not have appraisal rights in connection with the Offer. However, if the Offer is successful and the Merger is consummated, holders of Shares immediately prior to the Effective Time who comply with the applicable procedures under Section 262 of the DGCL (and who do not waive or otherwise lose their appraisal rights) will be entitled to an appraisal of the “fair value” of their Shares in accordance with Section 262 of the DGCL. Shares tendered pursuant to the Offer and not validly withdrawn prior to the closing of the Offer will not be entitled to appraisal rights.

The following discussion is not a complete statement of the law pertaining to appraisal rights under the DGCL and is qualified in its entirety by the full text of Section 262 of the DGCL, which is attached to this Schedule 14D-9 as Annex B. All references in Section 262 of the DGCL and in this summary to a “stockholder” are to the record holder of Shares immediately prior to the Effective Time as to which appraisal rights are asserted. A person having a beneficial interest in Shares held of record in the name of another person, such as a broker or nominee, must act promptly to cause the record holder to follow the steps summarized below properly and in a timely manner to perfect appraisal rights. The following summary does not constitute any legal or other advice nor does it constitute a recommendation that stockholders exercise appraisal rights under Section 262 of the DGCL. Stockholders should carefully review the full text of Section 262 of the DGCL as well as the information discussed below.

Any stockholder contemplating the exercise of such appraisal rights should review carefully the provisions of Section 262 of the DGCL, which is attached hereto as Annex B, particularly the procedural steps required to perfect such rights. Failure to follow the steps required by Section 262 of the DGCL for perfecting appraisal rights may result in the loss of such rights.

Under Section 262 of the DGCL, where a merger is approved under Section 251(h) of the DGCL, either a constituent corporation before the effective date of the Merger, or the surviving corporation within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262 of the DGCL. This Schedule 14D-9 constitutes the formal notice of appraisal rights under Section 262 of the DGCL. Any holder of Shares who wishes to exercise such appraisal rights or who wishes to preserve his, her or its right to do so, should review the following discussion and Annex B carefully because failure to timely and properly comply with the procedures specified may result in the loss of appraisal rights under the DGCL.

Any stockholder wishing to exercise appraisal rights is urged to consult legal counsel before attempting to exercise such rights.

Stockholders who sell Shares in the Offer will not be entitled to exercise appraisal rights with respect thereto but rather, will receive the Offer Price, subject to the terms and conditions of the Merger Agreement.

Under the DGCL, if the Merger is effected, holders of Shares immediately prior to the Effective Time who (i) did not tender such Shares in the Offer (or if tendered, validly withdrew such shares prior to the closing of the Offer), (ii) follow the procedures set forth in Section 262 of the DGCL, and (iii) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose, waive or fail to perfect their appraisal rights, will be entitled to have such Shares appraised by the Delaware Court of Chancery and to receive payment of the “fair value” of such Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. The “fair value” as determined by such court could be greater than, less than or the same as the Offer Price.

Section 262 of the DGCL sets forth the procedures stockholders entitled to appraisal must follow to have their Shares appraised by the Delaware Court of Chancery and to receive payment in cash of the “fair value” of such Shares as determined by the Delaware Court of Chancery. The statutory rights of appraisal granted by Section 262 of the DGCL require strict compliance with the procedures set forth in Section 262 of the DGCL. If a stockholder fails to timely and properly comply with the requirements of Section 262 of the DGCL, any appraisal rights may be lost. If a stockholder elects to exercise appraisal rights under Section 262 of the DGCL and the Merger is consummated pursuant to Section 251(h) of the DGCL, such stockholder must do all of the following:

•

within the later of: (1) the consummation of the Offer and (2) 20 days after the date of mailing of this Schedule 14D-9 (which date of mailing was on or about April 27, 2022), demand in writing from the Company (as the Surviving Corporation) at the address indicated below the appraisal of such stockholder’s Shares. The demand must reasonably inform the Company of the identity of the stockholder and that the stockholder is demanding appraisal;

•	not tender such stockholder’s Shares in the Offer (or otherwise waive such stockholder’s appraisal rights);

•	continuously hold of record such Shares from the date on which the written demand for appraisal is made through the effective date of the Merger; and

•

any stockholder of the Company or beneficial owner of Shares who has otherwise perfected its appraisal rights, or the Surviving Corporation, must file a petition in the Delaware Court of Chancery demanding a determination of the fair value of the stock of all such stockholders within 120 days after the effective date of the Merger.

Notwithstanding a stockholder’s compliance with the foregoing requirements, the Delaware Court of Chancery shall dismiss the appraisal proceedings as to all stockholders who are otherwise entitled to appraisal rights, and such stockholders will effectively lose their appraisal rights, unless (a) the total number of Shares entitled to appraisal rights exceeds 1% of the outstanding Shares eligible for appraisal or (b) the value of the consideration provided in the Merger for such total number of Shares entitled to appraisal rights exceeds $1 million.

If the Merger is consummated pursuant to Section 251(h) of the DGCL, the Surviving Corporation will deliver an additional notice of the effective date of the Merger to those stockholders of the Company who made a written demand for appraisal in accordance with Section 262 of the DGCL on or within 10 days after the effective date of the Merger, as required by Section 262(d)(2) of the DGCL. Only stockholders who have submitted a written demand for appraisal in accordance with Section 262 and are entitled to appraisal rights will be entitled to receive such notice of the effective date of the Merger.

All written demands for appraisal should be addressed to:

Dorothy Timian-Palmer

3480 GS Richards Blvd.

Suite 101

Carson City, NV, 89703

The written demand for appraisal must be executed by or for the record holder of Shares, fully and correctly, as such holder’s name appears on the certificate(s) for the Shares owned by such holder (or, in the case of uncertificated shares, as such holder’s name appears on the records of the Company). If the Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the demand must be made in that capacity, and if the Shares are owned of record by more than one person, such as in a joint tenancy or tenancy in common, the demand must be executed by or for all joint owners. An authorized agent, including one of two or more joint owners, may execute the demand for appraisal for a holder of record. However, the agent must identify the record owner(s) and expressly disclose the fact that, in executing the demand, the agent is acting as agent for the record owner(s).

A beneficial owner of Shares held in “street name” who wishes to exercise appraisal rights should take such actions as may be necessary to ensure that a timely and proper demand for appraisal is made by the record holder of the Shares. If shares are held through a brokerage firm, bank or other nominee who in turn holds the Shares through a central securities depository nominee, such as The Depository Trust Company, a demand for appraisal of such Shares must be made by or on behalf of the depository nominee, and must identify the depository nominee as the record holder. Any beneficial owner who wishes to exercise appraisal rights and holds Shares through a nominee holder is responsible for ensuring that the demand for appraisal is timely made by the record holder. The beneficial holder of the Shares should instruct the nominee holder that the demand for appraisal should be made by the record holder of the Shares, which may be a central securities depository nominee if the Shares have been so deposited.

A record holder, such as a broker, bank, fiduciary, depository or other nominee, who holds Shares as a nominee for several beneficial owners may exercise appraisal rights with respect to the Shares held for one or more beneficial owners while not exercising such rights with respect to the Shares held for other beneficial owners. In such case, the written demand must set forth the number of Shares covered by the demand. Where the number of Shares is not expressly stated, the demand will be presumed to cover all Shares held in the name of the record owner.

Within 120 days after the effective date of the Merger, but not thereafter, the Surviving Corporation, or any holder of Shares who has complied with Section 262 of the DGCL and is entitled to appraisal rights under Section 262 of the DGCL, may commence an appraisal proceeding by filing a petition in the Delaware Court of Chancery demanding a determination of the fair value of the Shares held by all holders who did not tender such Shares in the Offer and properly demanded appraisal of such Shares in accordance with Section 262 of the DGCL. If no such petition is filed within that 120-day period, appraisal rights will be lost for all holders of Shares who had previously demanded appraisal of their Shares. The Company is under no obligation to, and has no present intention to, file a petition and holders should not assume that the Company will file a petition or that it will initiate any negotiations with respect to the fair value of the Shares. Accordingly, it is the obligation of the holders of Shares to initiate all necessary action to perfect their appraisal rights in respect of the Shares within the period prescribed in Section 262 of the DGCL.

Within 120 days after the effective date of the Merger, any holder of Shares who has complied with the requirements of Section 262 of the DGCL will be entitled, upon written request, to receive from the Surviving Corporation a statement setting forth the aggregate number of Shares (other than any excluded stock (as defined in Section 251(h)(6)d of the DGCL)) that were the subject of, and were not tendered into, and were accepted for purchase and exchange in, the Offer and with respect to which demands for appraisal have been received and the aggregate number of holders of such Shares. Such statement must be mailed within 10 days after a written request therefor has been received by the Surviving Corporation or within 10 days after the expiration of the period for delivery of demands for appraisal, whichever is later.

Notwithstanding the requirement that a demand for appraisal must be made by or on behalf of the record owner of the Shares, a person who is the beneficial owner of Shares held either in a voting trust or by a nominee on behalf of such person, and as to which demand has been properly made and not effectively withdrawn, may, in such person’s own name, file a petition for appraisal or request from the Surviving Corporation the statement described in the preceding paragraph.

Upon the filing of such petition by any such holder of Shares, service of a copy thereof must be made upon the Surviving Corporation, which will then be obligated within 20 days after such service to file with the office of the Register in Chancery (the “Delaware Register in Chancery”) a duly verified list (the “Verified List”) containing the names and addresses of all stockholders who have demanded payment for their Shares and with whom agreements as to the value of their Shares has not been reached. Upon the filing of any such petition, the Delaware Court of Chancery may order that notice of the time and place fixed for the hearing on the petition be mailed to the Surviving Corporation and all of the stockholders shown on the Verified List at the addresses stated therein. Such notice will also be published at least one week before the day of the hearing in a newspaper of general circulation published in the City of Wilmington, Delaware, or in another publication determined by the Delaware Court of Chancery. The costs of these notices are borne by the Surviving Corporation.

After notice to the stockholders as required by the Delaware Court of Chancery, the Court of Chancery is empowered to conduct a hearing on the petition to determine those stockholders who have complied with Section 262 of the DGCL and who have become entitled to appraisal rights thereunder. The Court of Chancery may require the stockholders who demanded payment for their Shares to submit their stock certificates to the Delaware Register in Chancery for notation thereon of the pendency of the appraisal proceeding and, if any stockholder fails to comply with the direction, the Court of Chancery may dismiss the proceedings as to that stockholder. Notwithstanding a stockholder’s compliance with the requirements of Section 262 of the DGCL, the Delaware Court of Chancery shall dismiss the proceedings as to all stockholders who are otherwise entitled to appraisal rights unless (a) the total number of Shares entitled to appraisal rights exceeds 1% of the outstanding Shares eligible for appraisal or (b) the value of the consideration provided in the Merger for such total number of Shares entitled to appraisal rights exceeds $1 million.

After the Delaware Court of Chancery determines which stockholders are entitled to appraisal, the appraisal proceeding will be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through the appraisal proceeding, the Court of Chancery will determine the fair value of the Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value (or, in certain circumstances described below, on the difference between the amount determined to be the fair value and the amount paid by the Surviving Corporation to each stockholder entitled to appraisal prior to the entry of judgment in the appraisal proceeding). Unless the Court of Chancery in its discretion determines otherwise for good cause shown, interest from the effective date of the Merger through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the Merger and the date of payment of the judgment. Notwithstanding the foregoing, at any time before the entry of judgment in the proceedings, the Surviving Corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided in the immediately preceding sentence only upon the sum of (a) the difference, if any, between the amount so paid and the fair value of the Shares as determined by the Court, and (b) interest theretofore accrued, unless paid at that time. The Company, Parent and Merger Sub have made no determination as to whether such a payment may be made if the Merger is consummated, and the Company reserves the right to make such a payment if at all, at such time as it determines to be advisable. The Surviving Corporation is under no obligation to make such voluntary cash payment prior to such entry of judgment.

In determining fair value, the Delaware Court of Chancery will take into account all relevant factors. In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered, and that “[f]air price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court stated that, in making this determination of fair value, the Court of Chancery must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts that could be ascertained as of the date of the merger that throw any light on future prospects of the merged corporation. Section 262 of the DGCL provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court also stated that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.”

Stockholders considering appraisal should be aware that the fair value of their Shares as so determined could be more than, the same as or less than the Offer Price and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to, and does not otherwise address, “fair value” under Section 262 of the DGCL. Although the Company believes that the Offer Price (which is equivalent to the Merger Consideration) is fair, no representation is made as to the outcome of the appraisal of fair value as determined by the Delaware Court of Chancery and stockholders should recognize that such an appraisal could result in a determination of value greater than, less than or the same as the Offer Price. Neither Parent nor the Company anticipates offering more than the Offer Price to any stockholder exercising appraisal rights, and Parent and the Company reserve the right to assert, in any appraisal proceeding, that for purposes of Section 262 of the DGCL, the fair value of a share of Company common stock is less than the Offer Price.

Upon application by the Surviving Corporation or by any holder of Shares entitled to participate in the appraisal proceeding, the Delaware Court of Chancery may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any holder of Shares whose name appears on the Verified List and, if such Shares are represented by certificates and if so required, who has submitted such stockholder’s certificates of stock to the Delaware Register in Chancery, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights. The Delaware Court of Chancery will direct the payment of the fair value of the Shares, together with interest, if any, on the amount determined to be the fair value (or, in certain circumstances described herein, on the difference between the amount determined to be the fair value and the amount paid by the Surviving Corporation to each stockholder entitled to appraisal prior to the entry of judgment in the appraisal proceeding), by the Surviving Corporation to the stockholders entitled thereto. Payment will be so made to each such stockholder, in the case of holders of uncertificated stock, forthwith, and in the case of holders of Shares represented by certificates, upon the surrender to the Surviving Corporation of the certificate(s) representing such stock. The Delaware Court of Chancery’s decree may be enforced as other decrees in such Court may be enforced.

The costs of the action (which do not include attorneys’ fees or the fees and expenses of experts) may be determined by the Delaware Court of Chancery and taxed upon the parties as the Delaware Court of Chancery deems equitable. Upon application of a stockholder, the Delaware Court of Chancery may order all or a portion of the expenses incurred by a stockholder in connection with an appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts utilized in the appraisal proceeding, to be charged pro rata to the value of all the Shares entitled to appraisal. In the absence of an order, each party bears its own expenses.

Any stockholder who has duly demanded and perfected appraisal rights for Shares in compliance with Section 262 of the DGCL will not, after the effective date of the Merger, be entitled to vote such Shares for any purpose or be entitled to the payment of dividends or other distributions thereon, except dividends or other distributions payable to holders of record of Shares as of a date prior to the effective date of the Merger.

At any time within 60 days after the effective date of the Merger, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party will have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered in the Merger; after this period, the stockholder may withdraw such stockholder’s demand for appraisal only with the consent of the Surviving Corporation. If no petition for appraisal is filed with the Delaware Court of Chancery within 120 days after the effective date of the Merger, stockholders’ rights to appraisal shall cease, and all holders of Shares will be entitled to receive the Merger Consideration. Inasmuch as the Company has no obligation to file such a petition and has no present intention to do so, any holder of Shares who desires such a petition to be filed is advised to file it on a timely basis. Any stockholder may withdraw such stockholder’s demand for appraisal by delivering to the Company a written withdrawal of its demand for appraisal and acceptance of the Merger Consideration, except that (i) any such attempt to withdraw made more than 60 days after the effective date of the Merger will require written approval of the Surviving Corporation and (ii) no appraisal proceeding in the Delaware Court of Chancery shall be dismissed as to any stockholder without the approval of the Delaware Court of Chancery, and such approval may be conditioned upon such terms as the Delaware Court of Chancery deems just. However, notwithstanding the foregoing, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party may withdraw such stockholder’s demand for appraisal and accept the terms offered upon the Merger within 60 days after the effective date of the Merger.

If any stockholder who demands appraisal of Shares under Section 262 of the DGCL fails to perfect, successfully withdraws or loses such holder’s right to appraisal, the stockholder’s Shares will be deemed to have been converted at the Effective Time into the right to receive the Merger Consideration therefor.

The foregoing summary of the rights of the Company’s stockholders to seek appraisal rights under Delaware law does not purport to be a complete statement of the procedures to be followed by the stockholders of the Company desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262 of the DGCL. The exercise of appraisal rights requires compliance with to the applicable provisions of the DGCL. A copy of Section 262 of the DGCL is included as Annex B to this Schedule 14D-9.

Golden Parachute Compensation.

This section sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation that is based on or otherwise related to the Offer and the Merger for each of the Company’s executive officers who were designated as “named executive officers” in the Definitive Proxy Statement filed on April 30, 2021, and who remain employed with the Company as of the date hereof. This compensation is referred to as “golden parachute” compensation by the applicable SEC disclosure rules, and in this section we use such term to describe the Merger-related compensation that will or may be payable to our named executive officers. The amounts set forth in the table below are based on multiple assumptions that may or may not actually prove correct, including assumptions described in the footnotes to the table below. As a result, the actual amounts, if any, to be received by a named executive officer in connection with the Merger may differ materially from the amounts set forth below.

The table below sets forth, for the purposes of this golden parachute disclosure, the amount of payments and benefits that each of the Company’s named executive officers would receive pursuant to the terms of their respective employment agreements, assuming that (i) the Effective Time occurs on June 1, 2022 (which is the assumed date solely for the purposes of this golden parachute compensation disclosure); (ii) each of the Company’s named executive officers experiences a qualifying termination of employment immediately following the Effective Time; (iii) the exercisable Company PBOs and Company RSUs outstanding as of June 1, 2022, are to be cancelled in exchange for the cash payments described above under “Item 3. Past Contacts, Transaction, Negotiations and Agreements—Treatment of Shares, Performance-Based Stock Options and Restricted Stock Units in Connection with the Offer and Merger”; (iv) no named executive officer receives any additional equity grants or retention awards on or prior to the Effective Time; (v) the Company’s Executive Bonus Plan is terminated in accordance with the terms of the Merger Agreement at or prior to the Effective Time, (vi) the named executive officers’ base salaries do not change prior to the Effective Time, and (vii) no named executive officer enters into any new agreement with the Company or Parent or becomes entitled to additional compensation or benefits.

Golden Parachute Compensation

Name (1)	Cash (2) ($)	Equity (3) ($)	Perquisites/ Benefits (4) ($)	Total ($)
Maxim C.W. Webb	$1,024,424.00	$643,781.25	$35,742.00	$1,703,947.25
Dorothy A. Timian-Palmer	$1,248,867.00	$786,870.00	$16,142.00	$2,051,879.00

(1)

Under relevant SEC rules, the Company is required to provide information in this table with respect to the Company’s named executive officers, who are generally the individuals whose compensation was required to be reported in the summary compensation table of the Company’s most recent proxy statement.

(2)

The amounts in this column represent the cash severance payments that would be payable to each named executive officer upon a qualifying termination under their respective employment agreements. The cash severance payments will be made in a lump sum (as described above under “Item 3. Past Contacts, Transaction, Negotiations and Agreements—Payments to Executive Officers upon Termination Following a Change in Control”). The amounts in this column attributable to the cash severance payments are considered “double-trigger” (i.e., such amounts are payable upon a qualifying termination of employment following the Effective Time). The amounts in this column also include accrued vacation required to be paid upon termination under applicable law. Although the Company’s Executive Bonus Plan provides for a prorated payment of bonus amounts in the event of the executive officer’s termination, the Executive Bonus Plan will be terminated at or prior to the Effective Time. Even if the Executive Bonus Plan were not terminated, based on the Company’s performance to date, no amounts would be payable under the Executive Bonus Plan.

Name	Cash Severance Payment ($)	Payout of Accrued Vacation ($)
Maxim C.W. Webb	$843,200	$181,224
Dorothy A. Timian-Palmer	$1,166,979	$81,878

(3)

The amounts in this column represent the estimated pre-tax amounts payable to each named executive officer in cancellation of the Company PBOs and Company RSUs held by such named executive officer as of April 27, 2022. The value of the Company RSUs is calculated by multiplying the number of Shares subject to such Company RSU by $15.75. These amounts assume that the 95,238 Company PBOs held by Mr. Webb, which are not currently exercisable, do not become exercisable prior to the Effective Time. If the Company PBOs held by Mr. Webb become exercisable prior to the Effective Time, he would receive an additional $118,095.12 in consideration relating to such Company PBOs. The value of such Company PBOs is calculated by multiplying the excess of $15.75 over the exercise price per Share under such Company PBO that is exercisable immediately prior to the Effective Time by the number of Shares subject to such Company PBO. The following table breaks down the amounts in this column by types of Company equity award:

Name	Exercisable Company PBOs ($)	Company RSUs ($)
Maxim C.W. Webb	—	$643,781.25
Dorothy A. Timian-Palmer	—	$786,870.00

(4)

The amounts in this column represent the estimated value of the Company-reimbursed COBRA premiums. The amounts in this column are considered “double-trigger” as they will only be payable in the event of a qualifying termination of employment following the Effective Time.

Legal Proceedings.

Lawsuits arising out of or relating to the Offer, the Merger or the Transaction may be filed in the future.

Regulatory Approvals.

United States Antitrust Compliance.

Under the HSR Act, and the related rules and regulations that have been issued by the Federal Trade Commission (the “FTC”), certain acquisition transactions may not be consummated until required information and documentary material has been furnished for review by the FTC and the Antitrust Division of the Department of Justice (the “Antitrust Division”), and certain waiting period requirements have been satisfied. These requirements apply to Merger Sub’s acquisition of Shares in the Offer and the Merger.

Under the HSR Act, the purchase of Shares in the Offer may not be completed until the expiration of a 15 calendar day waiting period (which may be extended as described below) that begins when Merger Sub files a Notification and Report Form under the HSR Act with the FTC and the Antitrust Division, unless such waiting period is earlier terminated by the FTC and the Antitrust Division. If the end of the 15 calendar day waiting period is set to fall on a federal holiday or weekend day, the waiting period is automatically extended until 11:59 P.M., New York City time, the next business day. On April 26, 2022, Parent and Merger Sub filed a Notification and Report Form under the HSR Act with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer and the Merger. Company is also required to file a Notification and Report Form, which Company filed on April 26, 2022 in connection with Parent’s and Merger Sub’s filing. The required waiting period with respect to the Offer and the Merger will expire at 11:59 P.M., New York City Time on the last day of the waiting period, unless earlier terminated by the FTC and the Antitrust Division, or if Merger Sub withdraws its HSR filing under 16 C.F.R. §803.12, or if Merger Sub or Company receives a formal request for additional information or documentary material before that time (referred to as a “Second Request”). If either the FTC or the Antitrust Division issues a Second Request before the expiration or termination of this waiting period, the waiting period would be extended for an additional period of up to 10 calendar days following the date of Merger Sub’s or Company’s (as applicable) substantial compliance with the Second Request. Only one extension of the waiting period pursuant to a Second Request is authorized by the HSR Act rules. After that time, the FTC or Antitrust Division can prevent the transaction from closing, under the HSR Act, only by obtaining a court order (unless Merger Sub and Company agree otherwise). The FTC or the Antitrust Division may terminate the additional 10 calendar day waiting period before its expiration. In practice, complying with a Second Request can take a significant period of time.

At any time before or after Merger Sub’s acquisition of Shares pursuant to the Offer, the Antitrust Division or the FTC, or any foreign antitrust or competition authority could take such action under the antitrust laws as either deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer, or seeking the divestiture of Shares acquired by Merger Sub or the divestiture of substantial assets of the Company or its subsidiaries or Merger Sub or its subsidiaries or require the Company or its subsidiaries or Merger Sub or its subsidiaries to license, or hold separate, assets or terminate existing relationships and contractual rights. State attorneys general may also bring legal action under both state and Federal antitrust laws, as applicable. Private parties may also bring legal action under the antitrust laws under certain circumstances. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if such a challenge is made, what the result of such challenge will be.

Merger without a Vote.

Section 251(h) of the DGCL provides that following consummation of a successful tender offer for a public corporation (the shares of which are listed on a national securities exchange or held of record by more than 2,000 holders), and subject to certain statutory provisions, if the acquirer holds at least the number of shares of each class of stock of the target corporation that would otherwise be required to approve a merger for the target corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, the acquirer can effect a merger without the action of the other stockholders of the target corporation. Accordingly, if the Offer is consummated, Parent and the Company intend to effect the Merger without a vote of the stockholders of the Company in accordance with Section 251(h) of the DGCL.

Annual Report.

For additional information regarding the business and the financial results and condition of the Company, please see the Company’s Annual Report on Form 10-K for the year ended December 31, 2021, which has been filed with the SEC.

Forward-Looking Statements.

The information contained in this Schedule 14D-9 is as of April 27, 2022. The Company assumed no obligation to update forward-looking statements contained in this Schedule 14D-9 as the result of new information or future events or developments, except as may be required by law.

This Schedule 14D-9 contains forward-looking information related to the Company and the proposed acquisition of the Company that involves substantial risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. Forward-looking statements in this Schedule 14D-9 include, among other things, statements about the potential benefits of the proposed acquisition; the parties’ ability to satisfy the conditions to the consummation of the tender offer and the other conditions to the consummation of the acquisition; statements about the expected timetable for completing the transaction; the Company’s plans, objectives, expectations and intentions, the financial condition, results of operation and business of the Company; and the anticipated timing of closing the proposed acquisition.

Risks and uncertainties include, among other things, risk related to the satisfaction or waiver of the conditions to closing the proposed acquisition (including failure to obtain necessary regulatory approval) in the anticipated timeframe or at all; uncertainties as to how many Company stockholders will tender their shares of the Company common stock in the tender offer and the possibility that the acquisition does not close; the possibility that competing offers may be made; risks related to obtaining the requisite consents to the acquisition, including without limitation, the timing (including possible delays) and receipt of clearance under the HSR Act; disruption from the transaction making it more difficult to maintaining business and operational relationships; the incurrence of significant transaction costs; the Company’s ability to manage expenses; and the Company’s ability to raise the additional capital needed to achieve its business objectives.

Further descriptions of risks and uncertainties relating to the Company can be found in the Company’s Annual Report on Form 10-K for the period ended December 31, 2021, and subsequent Quarterly Reports on Form 10-Q and subsequent Current Reports on Form 8-K, all of which are filed or will be filed with the SEC and available at www.sec.gov.

These forward-looking statements are based on numerous assumptions and assessments made by the Company in light of its experience and perception of historical trends, current conditions, business strategies, operating environment, future developments and other factors it believes are appropriate. By their nature, forward-looking statements involve known and unknown risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. Although it is believed that the expectations reflected in this forward-looking statements in this Schedule 14D-9 are reasonable, no assurance can be given that such expectations will prove to have been correct and persons reading this Schedule 14D-9 are therefore cautioned not to place undue reliance on these forward-looking statements which speak only as at the date of this Schedule 14D-9.

Item 9. Exhibits.

The following Exhibits are filed herewith or incorporated herein by reference:

Exhibit No.	Document Name

(a)(1)(A)	Offer to Purchase, dated April 27, 2022 (incorporated herein by reference to Exhibit (a)(1)(A) to the Schedule TO)

(a)(1)(B)	Form of Letter of Transmittal (incorporated herein by reference to Exhibit (a)(1)(B) to the Schedule TO)

(a)(1)(C)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO)

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO)

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO)

(a)(1)(F)	Form of Summary Advertisement (incorporated by reference to Exhibit (a)(1)(F) to the Schedule TO)

(a)(5)(A)	Press Release issued by Company and Parent, dated April 14, 2022 (incorporated by reference to Exhibit (a)(5)(A) to Schedule TO)

(a)(5)(B)	Opinion of Kroll, LLC (Duff & Phelps Opinion Practice), dated April 13, 2022 (included as Annex A to this Schedule 14D-9)

(e)(1)	Agreement and Plan of Merger dated as of April 13, 2022, by and among Parent, Merger Sub, and Company (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by the Company with the SEC on April 14, 2022)

(e)(2)	Confidentiality Agreement, dated December 16, 2021, by and between the Company and Parent (incorporated by reference to Exhibit (d)(2) to the Schedule TO)

(e)(3)	Exclusivity Agreement, dated March 31, 2022, by and between the Company and Parent (incorporated by reference to Exhibit (d)(3) to the Schedule TO)

(e)(4)	Certificate of Incorporation of PICO Holdings, Inc. (now known as Vidler Water Resources, Inc.) (incorporated by reference to Exhibit 3.1 to the Form 8-K filed by the Company with the SEC on June 1, 2017).

(e)(5)	Certificate of Amendment to Certificate of Incorporation of PICO Holdings, Inc. (now known as Vidler Water Resources, Inc.) (incorporated by reference to Exhibit 3.1 to the Form 8-K filed by the Company with the SEC on March 8, 2021).

(e)(6)	Amended and Restated Bylaws of Vidler Water Resources, Inc. (incorporated by reference to Exhibit 3.2 to the Form 8-K filed by the Company with the SEC on March 8, 2021).

(e)(7)	PICO Holdings, Inc (now known as Vidler Water Resources, Inc.). 2014 Equity Incentive Plan, Stock Option Grant Notice, Stock Option Award Agreement, Stock Option Notice of Exercise, Restricted Stock Unit Grant Notice, Restricted Stock Unit Award Agreement, and Restricted Stock Deferral Election Form (incorporated by reference to Exhibit 10.2 to the Form 10-Q filed by the Company with the SEC on November 10, 2014).

(e)(8)	Employment Agreement, dated August 8, 2018, by and between PICO Holdings, Inc (now known as Vidler Water Resources Inc.). and Maxim C.W. Webb (incorporated by reference to Exhibit 99.3 to the Form 8-K filed by the Company with the SEC on August 8, 2018).

Exhibit No.	Document Name

(e)(9)	Employment Agreement, dated August 8, 2018, by and between PICO Holdings, Inc. (now known as Vidler Water Resouces Inc.) and Dorothy Timian-Palmer (incorporated by reference to Exhibit 99.2 to the Form 8-K filed by the Company with the SEC on August 8, 2018).

(e)(10)	PICO Holdings, Inc (now known as Vidler Water Resources, Inc.). Amended and Restated Executive Bonus Plan (incorporated by reference to Exhibit 99.4 to the Form 8-K filed by the Company with the SEC on August 8, 2018).

(e)(11)	PICO Holdings, Inc (now known as Vidler Water Resources, Inc.). Amended and Restated Nonemployee Director Compensation Policy (incorporated by reference to Exhibit 10.1 to the Form 10-Q filed by the Company with the SEC on May 3, 2019).

(e)(12)	Form of Indemnity Agreement with directors and executive officers of PICO Holdings, Inc (now known as Vidler Water Resources, Inc.). and each of its subsidiaries (incorporated by reference to Exhibit 10.3 to the Form 10-Q filed by the Company with the SEC on August 9, 2017).

*	Filed herewith.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 27, 2022

VIDLER WATER RESOURCES, INC.

By:	/s/ Maxim C.W. Webb
Name:	Maxim C.W. Webb
Title:	Executive Chairman, Chief Financial Officer

ANNEX A

FAIRNESS OPINION

Confidential	April 13, 2022

Board of Directors

Vidler Water Resources, Inc.

3480 GS Richards Boulevard

Suite 101

Carson City, Nevada 89703

Ladies and Gentlemen:

Vidler Water Resources, Inc. (“VWTR” or the “Company”) has engaged Kroll, LLC (“Duff & Phelps”), operating through its Duff & Phelps Opinions Practice, to serve as an independent financial advisor to the board of directors (the “Board of Directors”) of the Company (solely in their capacity as members of the Board of Directors) to provide an opinion (the “Opinion”) as of the date hereof as to the fairness, from a financial point of view, to the holders of shares of the Company Common Stock (defined herein), other than holders of Cancelled Shares (defined in the Merger Agreement), of the Consideration (defined herein) to be received by the holders of shares of the Company Common Stock, other than holders of the Cancelled Shares (defined in the Merger Agreement), in the Proposed Transaction (defined herein), without giving effect to any impact of the Proposed Transaction on any particular holder of shares of Company Common Stock other than in its capacity as a holder of shares of Company Common Stock.

Description of the Proposed Transaction

It is Duff & Phelps’ understanding that VWTR intends to enter into an Agreement and Plan of Merger with D.R. Horton, Inc. (“Parent”) and Potable Merger Sub, Inc. (“Merger Sub”), a wholly owned subsidiary of Parent, substantially in the form of the draft thereof dated April 13, 2022 (the “Merger Agreement”). Pursuant to the Merger Agreement, Merger Sub has agreed to commence a cash tender offer to purchase all of the outstanding shares of the common stock, par value $0.001 per share, of the Company (the “Company Common Stock”), at a price per share of Company Common Stock of $15.75 net to the seller in cash, without interest (the “Consideration”), on the terms and subject to the conditions set forth in the Merger Agreement, followed by the merger of Merger Sub with and into the Company, with the Company surviving as a wholly owned subsidiary of Buyer (the “Proposed Transaction”).

kroll.com	Kroll, LLC 167 N. Green Street Floor 12 Chicago, IL 60607	T: +1 312 697 4600 F: +1 312 697 0112

Scope of Analysis

In connection with this Opinion, Duff & Phelps has made such reviews, analyses and inquiries as it has deemed necessary and appropriate under the circumstances. Duff & Phelps also took into account its assessment of general economic, market and financial conditions, as well as its experience in securities and business valuation, in general, and with respect to similar transactions, in particular. Duff & Phelps’ procedures, investigations, and financial analysis with respect to the preparation of its Opinion included, but were not limited to, the items summarized below:

1.	Reviewed the following documents:

a.	The Company’s annual reports and audited financial statements on Form 10-K filed with the Securities and Exchange Commission (“SEC”) for the years ended December 31, 2020 and December 31, 2021;

b.	Other internal documents relating to the history, current operations, and probable future outlook of the Company provided to us by management of the Company;

c.	Vidler Management Presentation titled Project Potable February 2022; and

d.	April 13, 2022 draft of the Merger Agreement;

2.	Discussed the information referred to above and the background and other elements of the Proposed Transaction with the management of the Company;

3.	Reviewed the historical trading price and trading volume of the Company Common Stock;

4.	Performed certain valuation and comparative analyses using generally accepted valuation and analytical techniques including a discounted cash flow analysis; and

5.	Conducted such other analyses and considered such other factors as Duff & Phelps deemed appropriate.

Assumptions, Qualifications and Limiting Conditions

In performing its analyses and rendering this Opinion with respect to the Proposed Transaction, Duff & Phelps, with the Company’s consent:

1.

Relied upon the accuracy, completeness, and fair presentation of all information, data, advice, opinions and representations obtained from public sources or provided to it from private sources, including Company management, and did not independently verify such information;

2.

Relied upon the fact that the Board of Directors and the Company have been advised by counsel as to all legal matters with respect to the Proposed Transaction, including whether all procedures required by law to be taken in connection with the Proposed Transaction have been duly, validly and timely taken;

3.

Assumed that any estimates, evaluations, forecasts and projections furnished to Duff & Phelps were reasonably prepared and based upon the best currently available information and good faith judgment of the person furnishing the same, and Duff & Phelps expresses no opinion with respect to such projections or the underlying assumptions;

4.	Assumed that information supplied and representations made by Company management are substantially accurate regarding the Company and the Proposed Transaction

5.	Assumed that the representations and warranties made in the Merger Agreement are substantially accurate;

6.	Assumed that the final versions of all documents reviewed by Duff & Phelps in draft form conform in all material respects to the drafts reviewed;

7.

Assumed that there has been no material change in the assets, liabilities, financial condition, results of operations, business, or prospects of the Company since the date of the most recent financial statements and other information made available to Duff & Phelps, and that there is no information or facts that would make the information reviewed by Duff & Phelps incomplete or misleading;

8.

Assumed that all of the conditions required to implement the Proposed Transaction will be satisfied and that the Proposed Transaction will be completed in accordance with the Merger Agreement without any amendments thereto or any waivers of any terms or conditions thereof; and

9.	Assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Proposed Transaction will be obtained without any adverse effect on the Company.

To the extent that any of the foregoing assumptions or any of the facts on which this Opinion is based prove to be untrue in any material respect, this Opinion cannot and should not be relied upon. Furthermore, in Duff & Phelps’ analysis and in connection with the preparation of this Opinion, Duff & Phelps has made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of any party involved in the Proposed Transaction.

Duff & Phelps has prepared this Opinion effective as of the date hereof. This Opinion is necessarily based upon market, economic, financial and other conditions as they exist and can be evaluated as of the date hereof, and Duff & Phelps disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting this Opinion which may come or be brought to the attention of Duff & Phelps after the date hereof.

Duff & Phelps did not evaluate the Company’s solvency or conduct an independent appraisal or physical inspection of any specific assets or liabilities (contingent or otherwise). Duff & Phelps has not been requested to, and did not, (i) initiate any discussions with, or solicit any indications of interest from, third parties with respect to the Proposed Transaction, the assets, businesses or operations of the Company, or any alternatives to the Proposed Transaction, (ii) negotiate the terms of the Proposed Transaction, and therefore, Duff & Phelps has assumed that such terms are the most beneficial terms, from the Company’s perspective, that could, under the circumstances, be negotiated among the parties to the Merger, or (iii) advise the Board of Directors or any other party with respect to alternatives to the Proposed Transaction.

Duff & Phelps is not expressing any opinion as to the market price or value of the Company Common Stock (or anything else) after the announcement or the consummation of the Proposed Transaction. This Opinion should not be construed as a valuation opinion, credit rating, solvency opinion, an analysis of the Company’s credit worthiness, as tax advice, or as accounting advice. Duff & Phelps has not made, and assumes no responsibility to make, any representation, or render any opinion, as to any legal matter.

In rendering this Opinion, Duff & Phelps is not expressing any opinion with respect to the amount or nature of any compensation to any of the Company’s officers, directors, or employees, or any class of such persons, relative to the Consideration to be received by the public stockholders of the Company in the Proposed Transaction, or with respect to the fairness of any such compensation.

This Opinion is furnished solely for the use and benefit of the Board of Directors in connection with its consideration of the Proposed Transaction and is not intended to, and does not, confer any rights or remedies upon any other person, and is not intended to be used, and may not be used, by any other person or for any other purpose, without Duff & Phelps’ express consent. This Opinion (i) does not address the merits of the underlying business decision to enter into the Proposed Transaction versus any alternative strategy or transaction; (ii) does not address any transaction related to the Proposed Transaction; (iii) is not a recommendation as to how the Board of Directors or any stockholder should vote or act with respect to any matters relating to the Proposed Transaction, or whether to proceed with the Proposed Transaction or any related transaction, and (iv) does not indicate that the Consideration to be received by the public stockholders of the Company in the Proposed Transaction is the best possibly attainable under any circumstances; instead, it merely states whether the

Consideration to be received by the public stockholders of the Company in the Proposed Transaction is within, or above, a range suggested by certain financial analyses. The decision as to whether to proceed with the Proposed Transaction or any related transaction may depend on an assessment of factors unrelated to the financial analysis on which this Opinion is based. This letter should not be construed as creating any fiduciary duty on the part of Duff & Phelps to any party.

This Opinion is solely that of Duff & Phelps, and Duff & Phelps’ liability in connection with this Opinion shall be limited in accordance with the terms set forth in the engagement letter between Duff & Phelps and the Company dated March 14, 2022 (the “Engagement Letter”). The use and disclosure of this Opinion are strictly limited in accordance with the terms set forth in the Engagement Letter.

Disclosure of Prior Relationships

Duff & Phelps has acted as financial advisor to the Board of Directors and will receive a fee for its services. No portion of Duff & Phelps’ fee is contingent upon either the conclusion expressed in this Opinion or whether or not the Proposed Transaction is successfully consummated. Pursuant to the terms of the Engagement Letter, a portion of Duff & Phelps’ fee is payable upon Duff & Phelps stating to the Board of Directors that it is prepared to deliver its Opinion. Other than this engagement, during the two years preceding the date of this Opinion, Duff & Phelps has not had any material relationship with any party to the Proposed Transaction for which compensation has been received or is intended to be received, nor is any such material relationship or related compensation mutually understood to be contemplated.

Conclusion

Based upon and subject to the foregoing, Duff & Phelps is of the opinion that as of the date hereof the Consideration to be received by the holders of shares of the Company Common Stock, other than holders of Cancelled Shares, in the Proposed Transaction is fair, from a financial point of view, to the holders of shares of the Company Common Stock, other than holders of Cancelled Shares, without giving effect to any impact of the Proposed Transaction on any particular holder of shares of Company Common Stock other than in its capacity as a holder of Company Common Stock.

This Opinion has been approved by the Opinion Review Committee of Duff & Phelps. Respectfully submitted,

Duff & Phelps Opinions Practice

Kroll, LLC

ANNEX B

SECTION 262 OF THE GENERAL CORPORATION LAW OF THE STATE OF DELAWARE; APPRAISAL RIGHTS

§ 262. Appraisal rights

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation (or, in the case of a merger pursuant to § 251(h), as of immediately prior to the execution of the agreement of merger), were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4) [Repealed.]

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d),(e), and (g) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of giving such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of giving such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon request given in writing (or by electronic transmission directed to an information processing system (if any) expressly designated for that purpose in the notice of appraisal), shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation (or, in the case of a merger approved pursuant to § 251(h) of this title, the aggregate number of shares (other than any excluded stock (as defined in § 251(h)(6)d. of this title)) that were the subject of, and were not tendered into, and accepted for purchase or exchange in, the offer referred to in § 251(h)(2)), and, in either case, with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such statement shall be given to the stockholder within 10 days after such stockholder’s request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder. If immediately before the merger or consolidation the shares of the class or series of stock of the constituent corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger or consolidation for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

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